Exhibit 10.17

EXECUTION COPY

$2,805,000,000

SENIOR UNSECURED BRIDGE LOAN CREDIT AGREEMENT

Dated as of February 4, 2008

among

SERAFINA ACQUISITION LIMITED,

as the Initial Borrower

to be assigned to and assumed by

INTELSAT (BERMUDA), LTD.,

as Borrower

The Several LENDERS

from Time to Time Parties Hereto

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

as Administrative Agent

BANC OF AMERICA BRIDGE LLC,

as Syndication Agent

MORGAN STANLEY SENIOR FUNDING, INC.

as Documentation Agent

and

CREDIT SUISSE SECURITIES (USA) LLC,

BANC OF AMERICA SECURITIES LLC and

MORGAN STANLEY SENIOR FUNDING, INC.,

as Joint Lead Arrangers and Joint Bookrunners

Cahill Gordon & Reindel LLP

Eighty Pine Street

New York, New York 10005

i

6.1.	Executed Counterparts to this Agreement	64
6.2.	Representations and Warranties	64
6.3.	[Reserved]	65
6.4.	Other Conditions Precedent	65
6.5.	Limitation on Conditions Precedent	66

SECTION 7.	[RESERVED]	66

SECTION 8.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS	66

8.1.	Corporate Status	66
8.2.	Corporate Power and Authority; Enforceability of Credit Documents	67
8.3.	No Violation	67
8.4.	Litigation	67
8.5.	Margin Regulations	67
8.6.	[Reserved]	67
8.7.	Investment Company Act	67
8.8.	True and Complete Disclosure	67
8.9.	Financial Condition; Financial Statements; No Material Adverse Change	68
8.10.	Tax Returns and Payments	68
8.11.	Compliance With ERISA	69
8.12.	Subsidiaries	70
8.13.	Patents, etc	70
8.14.	Environmental Laws	70
8.15.	Properties	70
8.16.	Solvency	70

SECTION 9.	AFFIRMATIVE COVENANTS.	70

9.1.	Reports and Other Information	71
9.2.	[Reserved]	72
9.3.	Maintenance of Insurance	72
9.4.	Payment of Taxes	73
9.5.	Consolidated Corporate Franchises	73
9.6.	Compliance with Statutes, Regulations, etc	73
9.7.	ERISA	74
9.8.	Maintenance of Properties	74
9.9.	The Transactions	74
9.10.	[Reserved]	74
9.11.	[Reserved]	74
9.12.	Use of Proceeds	75
9.13.	[Reserved]	75
9.14.	Further Instruments and Acts	75
9.15.	[Reserved]	75
9.16.	Intelsat General Corporation	75
9.17.	Refinancing Of Loans	75

SECTION 10.	NEGATIVE COVENANTS.	79

10.1.	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock	79
10.2.	Limitation on Restricted Payments	85
10.3.	Dividend and Other Payment Restrictions Affecting Subsidiaries	92
10.4.	Asset Sales	94
10.5.	Transactions With Affiliates	96
10.6.	Change Of Control	99
10.7.	Future Guarantors	99
10.8.	Liens	101
10.9.	Suspension of Covenants	101
10.10.	When Borrower May Merge or Transfer Assets	102
10.11.	Successor Company Substituted	104

SECTION 11.	[RESERVED]	105

SECTION 12.	EVENTS OF DEFAULT	105
12.1.	Events of Default	105
12.2.	Acceleration	107
12.3.	Other Remedies	107
12.4.	Waiver of Past Defaults	107
12.5.	Control by Majority	108
12.6.	Limitation on Suits	108
12.7.	Rights of the Lenders to Receive Payment	109
12.8.	Priorities	109

SECTION 13.	THE ADMINISTRATIVE AGENT.	109

13.1.	Appointment	109
13.2.	Delegation of Duties	109
13.3.	Exculpatory Provisions	109
13.4.	Reliance by Administrative Agent	110
13.5.	Notice of Default	110
13.6.	Non-Reliance on Administrative Agent and Other Lenders	111
13.7.	Indemnification	111
13.8.	Administrative Agent in its Individual Capacity	111
13.9.	Successor Agent	112
13.10.	Withholding Tax	112

SECTION 14.	MISCELLANEOUS.	112

14.1.	Amendments and Waivers	112
14.2.	Notices	114
14.3.	No Waiver; Cumulative Remedies	115
14.4.	Survival of Representations and Warranties	116

14.5.	Payment of Expenses and Taxes	116
14.6.	Successors And Assigns; Participations And Assignments	116
14.7.	Replacements of Lenders Under Certain Circumstances	120
14.8.	Adjustments; Set-Off	121
14.9.	Counterparts	122
14.10.	Severability	122
14.11.	Integration	122
14.12.	GOVERNING LAW	122
14.13.	Submission to Jurisdiction; Consent to Service; Waivers	122
14.14.	Acknowledgments	123
14.15.	WAIVERS OF JURY TRIAL	123
14.16.	Confidentiality	124
14.17.	[Reserved]	124
14.18.	USA Patriot Act	124
14.19.	Conversion Of Currencies	124

SCHEDULES
Schedule 1.1(a) Commitments and Addresses of Lenders

EXHIBITS

Exhibit A-1	Form of Exchange Notice
Exhibit A-2	Form of Guarantee
Exhibit A-3	Form of Assumption Agreement
Exhibit B-1	Form of Legal Opinion of Latham & Watkins LLP
Exhibit B-2	Form of Legal Opinion of Bermuda Counsel
Exhibit B-3	Form of Legal Opinion of Regulatory Counsel
Exhibit C	Form of Closing Certificate
Exhibit D	Form of Assignment and Acceptance
Exhibit E	Form of Promissory Note
Exhibit F	Form of Notice of Borrowing
Exhibit G	Offering Memorandum
Exhibit H	Form of Description of Notes for Exchange Notes and Take-Out Securities

SENIOR UNSECURED BRIDGE LOAN CREDIT AGREEMENT, dated as of February 4, 2008 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), among SERAFINA ACQUISITION LIMITED (the “Initial Borrower”), the lending institutions from time to time parties hereto (each a “Lender” and, collectively, the “Lenders”), CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Administrative Agent, BANC OF AMERICA BRIDGE LLC, as Syndication Agent, MORGAN STANLEY SENIOR FUNDING, INC., as Documentation Agent, and CREDIT SUISSE SECURITIES (USA) LLC, BANC OF AMERICA SECURITIES LLC and MORGAN STANLEY SENIOR FUNDING, INC., as Joint Lead Arrangers and Joint Bookrunners (such terms and each other capitalized term used but not defined in this introductory statement and recitals having the meaning provided in Section 1).

WHEREAS, the Initial Borrower intends to acquire Intelsat Holdings pursuant to the terms of the Transaction Agreement (the “Acquisition”);

WHEREAS, in connection with the Acquisition, the Initial Borrower intended to offer and issue (i) $2,805,000,000 in aggregate principal amount of its Senior Notes and (ii) $2,155,000,000 in aggregate principal amount of its Senior PIK Notes in the Notes Offering generating gross proceeds of $4,960,000,000;

WHEREAS, in connection with the Acquisition, the Initial Borrower, Joint Lead Arrangers, Agents and Lenders have mutually agreed that, in lieu of the Notes Offering and the issuance of the Notes, the Initial Borrower and the Lenders will enter into this Agreement and a credit agreement with respect to Senior PIK Loans and the Borrower will borrow Loans hereunder and Senior PIK Loans thereunder in an aggregate principal amount equal to the gross proceeds expected from the issuance of the Notes, or such lesser amount as the Initial Borrower shall determine in its sole discretion;

WHEREAS, in connection with the Acquisition, the Initial Borrower intends to undertake the Serafina Assignment as soon as practicable after consummation of the Acquisition and the Intelsat Bermuda Transfer, with the effect that Intelsat Bermuda will become the Borrower for all purposes of this Agreement;

WHEREAS, after the Closing Date, Intelsat Jackson intends to make an offer to prepay loans outstanding under the Intelsat Jackson Unsecured Credit Agreement in accordance with its terms, and to repay all Loans thereunder held by persons that accept such offer pursuant to its terms, such repayment to be funded with the proceeds of a committed debt facility to be funded upon consummation of such offer to prepay loans;

WHEREAS, after the Closing Date, various subsidiaries of the Borrower intend to make a Change of Control Offer with respect to each series of their respective Existing Notes that requires that such an offer be made pursuant to its terms, and to accept and pay for all Existing Notes that are tendered for purchase in such Change of Control Offers pursuant to their terms, such purchase to be funded with the proceeds of one or more committed debt facilities to be funded upon consummation of the applicable Change of Control Offers; and

WHEREAS, in connection with the Acquisition, each of Intelsat Sub Holdco and Intelsat Corp will either (1) prior to the Closing Date, obtain consents from the requisite lenders under its respective Credit Agreement to amend the provisions thereof so that the consummation of the Transactions will not result in a default thereunder, together with such other amendments as the Borrower and the Agents deem reasonable and appropriate, or (2) contemporaneous with the consummation of the Acquisition, refinance the debt facilities under its respective Credit Agreement with a new senior secured credit facilities on substantially identical terms as the respective existing Credit Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS.

1.1. Defined Terms.

(a) As used herein, the following terms shall have the meanings specified in this Section 1.1 (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

“Acquired Indebtedness” shall mean, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Acquisition” shall mean the transactions pursuant to which the Initial Borrower became the owner of all of the outstanding share capital of Intelsat Holdings pursuant to the Transaction Agreement.

“Acquisition Documents” shall mean the Transaction Agreement, the Credit Agreements, the indenture governing the Notes (to the extent applicable), the Specified Intercompany Agreements, the agreements or documents entered into in connection with the backstop financing commitments as a result of the Change of Control Offers and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Adjusted EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided that any interest expense set forth in clause (4) of the definition of Consolidated Interest Expense shall be included in the calculation of Adjusted EBITDA solely for purposes of calculating Cumulative Credit, unless the same was deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs, facility closure costs, leasehold termination costs or excess pension charges); plus

(5) (a) the amount of any fees or expenses incurred or paid in such period for transition services related to satellites or other assets or businesses acquired and (b) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals relating to such fees and related expenses) during such period, provided that such amount pursuant to subclause (b) shall not exceed in any four-quarter period the greater of (x) $12.5 million and (y) 1.25% of Adjusted EBITDA of such Person and its Restricted Subsidiaries; plus

(6) reversals of allowance for customer credits, including any amounts receivable for such period in connection with contracts that are attributable to Globo Comunicações e Participações, Ltda.’s involvement in arrangements with Sky Multi-Country Partners; plus

(7) collections on investments in sales-type leases during such period, to the extent not otherwise included in Consolidated Net Income for such period; plus

(8) lease-back expenses net of deferred gains; less, without duplication,

(9) any gross profit (loss) on sales-type leases included in Consolidated Net Income for such period; and

(10) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period).

“Administrative Agent” shall mean Credit Suisse, Caymans Island Branch, in its capacity as the administrative agent for the Lenders under this Agreement and the other Credit Documents, until a successor replaces it in accordance with Section 13.9, and thereafter means such successor.

“Administrative Agent’s Office” shall mean in respect of all Credit Events for the account of the Borrower, the office of the Administrative Agent located at Eleven Madison Avenue, New York, New York 10010, United States of America, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“administrative questionnaire” shall have the meaning provided in Section 14.6(b).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agents” shall mean each Joint Lead Arranger, the Administrative Agent, the Syndication Agent and the Documentation Agent.

“Agreement” shall mean this Senior Unsecured Bridge Loan Credit Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

“Agreement Currency” shall have the meaning provided in Section 14.19(b).

“Approved Fund” shall have the meaning provided in Section 14.6.

“Asset Sale” shall mean:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Borrower or any Restricted Subsidiary of the Borrower (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Borrower or another Restricted Subsidiary of the Borrower) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business (including the sale or leasing (including by way of sales-type lease) of transponders or transponder capacity and the leasing or licensing of teleports);

(b) the disposition of all or substantially all of the assets of the Borrower in a manner permitted pursuant to Section 10.10 or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 10.2;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary with an aggregate Fair Market Value of less than $50.0 million;

(e) any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Borrower to the Borrower or by the Borrower or a Restricted Subsidiary of the Borrower to a Restricted Subsidiary of the Borrower;

(f) any exchange of assets for assets (including a combination of assets and Cash Equivalents) of reasonably comparable or greater market value or usefulness to the business of the Borrower and its Restricted Subsidiaries as a whole, as determined in good faith by the Borrower, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $50.0 million shall be evidenced by an Officers’ Certificate, and (2) $100.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Borrower;

(g) foreclosures on assets or property of the Borrower or its Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) any disposition of inventory or other assets (including transponders, transponder capacity and teleports) in the ordinary course of business;

(j) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(k) a sale of accounts receivable (including in respect of sales-type leases) and related assets (including contract rights) of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(l) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(m) the grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(n) any Event of Loss;

(o) any sale or other disposition of assets or property in connection with a Specified Sale/Leaseback Transaction;

(p) any sale of an Excluded Satellite; provided that for purposes of this clause (p) of this definition of Asset Sale, references in the definition of Excluded Satellite to $75.0 million shall be deemed to be $50.0 million; and provided, further, that any cash and Cash Equivalents received in connection with the sale of an Excluded Satellite shall be treated as Net Proceeds of an Asset Sale and shall be applied as provided for in Sections 5.2(b) and 10.4;

(q) any disposition of assets, equity or property of the Borrower or any Restricted Subsidiary of the Borrower pursuant to the Specified Intercompany Agreements; and

(r) any disposition of assets in connection with the Transactions.

“Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit D hereto.

“Authorized Officer” shall mean the President, the Chief Financial Officer, the Treasurer, the Controller or any other senior officer of the Borrower designated as such in writing to the Administrative Agent by the Borrower.

“Bank Indebtedness” shall mean any and all amounts payable under or in respect of any Credit Agreement or any other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of any Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Borrower” shall mean the Initial Borrower (and not any of its Subsidiaries) prior to the Serafina Assignment and Intelsat Bermuda (and not any of its Subsidiaries) after giving effect to the Serafina Assignment.

“Borrowing” shall mean and include the incurrence of the Loans on the Closing Date.

“Business Day” shall mean (i) for all purposes other than as covered by clause (ii) below, any day excluding Saturday, Sunday and any day that shall be in The City of New York a legal holiday or a day on which banking institutions are authorized by law or other governmental actions to close and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, LIBOR Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in U.S. dollar deposits in the New York or London interbank eurodollar market.

“Capital Stock” shall mean:

(1) in the case of a corporation or a company, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” shall mean the aggregate amount of cash contributions made to the capital of the Borrower or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” shall mean:

(1) U.S. dollars, pounds sterling, euros, national currency of any participating member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Borrower) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” shall mean:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Borrower and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders, and other than any transaction in compliance with Section 10.10 and 10.11 where the Successor Company is a Wholly Owned Subsidiary of a Parent of the Borrower; or

(2) the Borrower becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Borrower or any Parent of the Borrower.

Notwithstanding the foregoing, none of (i) the Transactions (and any related change in the composition of the Board of Directors of Holdings in connection therewith), (ii) any Specified Merger/Transfer Transaction, or (iii) any Subsidiary Transfer Transaction, shall constitute a Change of Control.

“Change of Control Offer” shall have the meaning provided in Section 5.2(a).

“Change of Control Offers” shall mean (i) each offer to purchase outstanding notes of the Borrower and its Subsidiaries pursuant to the indentures governing such series of notes and (ii) the offer to repay outstanding loans pursuant to the Intelsat Jackson Unsecured Credit Agreement, under which, in each case, the Acquisition would result in a “change of control” as defined in such agreement.

“Closing Date” shall mean February 4, 2008.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the Closing Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Commitment Letter” shall mean the Commitment Letter dated June 19, 2007 by and among the Borrower and the arrangers, agents and lenders party thereto, as amended by that certain Amendment to Commitment Letter, Fee Letter and Engagement Letter agreement dated as of February 4, 2008, as further amended or supplemented from time to time.

“Commitments” shall mean, with respect to each Lender, such Lender’s Commitment set forth opposite its name on Schedule 1.1(a). The aggregate amount of all Commitments hereunder is $2,805,000,000.

“Confidential Information” shall have the meaning provided in Section 14.16.

“Consolidated Interest Expense” shall mean, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and any interest under Satellite Purchase Agreements);

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than such Person and its Restricted Subsidiaries; and

(4) with respect to any Person, consolidated interest expense of any Parent of such Person for such period with respect to the Existing Intelsat Notes or any refinancing thereof to the extent cash interest is paid thereon pursuant to Section 10.2(b)(xiii)(C); less interest income for such period; provided that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the effect of any purchase accounting adjustments in connection with the Transactions; provided, further, that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

“Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto), or income or expense or charge (including, without limitation, any severance, relocation or other restructuring costs) and fees, expenses or charges related to any offering of equity interests, Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be Incurred by this Agreement (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Borrower) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the referent Person shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount of Cumulative Credit, the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted by the operation of the terms of any agreement applicable to such Restricted Subsidiary, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by Section 10.3; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) (a) any non-cash impairment charge or asset write-off resulting from the application of Statement of Financial Accounting Standards No. 142 and 144, and the amortization of intangibles arising pursuant to No. 141, shall be excluded and (b) the effects of adjustments in any line item in such Person’s consolidated financial statements required or permitted by the Financial Accounting Standards Board Statement Nos. 141 and 142 resulting from the application of purchase accounting, net of taxes, shall be excluded;

(10) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) solely for purposes of calculating the Debt to Adjusted EBITDA Ratio, the costs and expenses related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(12) accruals and reserves that are established within twelve months after the Closing Date and that are so required to be established in accordance with GAAP shall be excluded;

(13) (a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 and related interpretations shall be excluded;

(14) an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 10.2(b)(xii) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(15) any net loss resulting from currency exchange risk Hedging Obligations shall be excluded;

(16) any reserves for long-term receivables and sales type lease adjustments, including customer-related long-term receivables evaluated as uncollectible shall be excluded;

(17) non-operating expenses, including transaction related fees and expenses related to acquisitions and due diligence for acquisitions shall be excluded; and

(18) minority interest expenses (less cash dividends actually paid to the holders of such minority interests) shall be excluded.

Notwithstanding the foregoing, for the purpose of Section 10.2 only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to such Person or a Restricted Subsidiary of such Person in respect of or that originally constituted Restricted Investments to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 10.2 pursuant to clause (5) or (6) of the definition of “Cumulative Credit.”

“Consolidated Non-cash Charges” shall mean, with respect to any Person for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under Statement of Financial Accounting Standards No. 133 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-Cash Charges relate.

“Consolidated Taxes” shall mean, with respect to any Person and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes, withholding taxes paid or accrued and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 10.2(b)(xii) which shall be included as though such amounts had been paid as income taxes directly by such Person.

“Consolidated Total Indebtedness” shall mean, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of such Person and its Restricted Subsidiaries and (2) the aggregate amount of all outstanding Disqualified Stock of such Person and all Preferred Stock of its Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Borrower.

“Contingent Obligations” shall mean, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” shall mean Indebtedness of the Borrower or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made (without duplication) to the capital of the Borrower or such Restricted Subsidiary after February 4, 2008 (other than any cash contributions in connection with the Transactions), provided that (1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Borrower or such Restricted Subsidiary, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) that ranks subordinate to the Loans with a Stated Maturity later than the Stated Maturity of the Extended Term Loans, and (2) such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof.

“Credit Agreements” shall mean the Intelsat Credit Agreement and the Intelsat Corp Credit Agreement.

“Credit Documents” shall mean this Agreement, any promissory notes issued by the Borrower hereunder and any Guarantees, if applicable.

“Credit Event” shall mean and include the making of a Loan.

“Cumulative Credit” shall mean the sum of (without duplication):

(1) cumulative Adjusted EBITDA of the Borrower for the period (taken as one accounting period) from and after January 1, 2008 to the end of the Borrower’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Adjusted EBITDA for such period is a negative, minus the amount by which cumulative Adjusted EBITDA is less than zero), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Borrower after February 4, 2008 from the issue or sale of Equity Interests of the Borrower or any Parent of the Borrower (excluding (without duplication) Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Borrower or an employee stock ownership plan or trust established by the Borrower or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of contributions to the capital of the Borrower received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after February 4, 2008 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, of the Borrower or any Restricted Subsidiary thereof issued after February 4, 2008 (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Borrower or any Parent of the Borrower (other than Disqualified Stock), plus

(5) 100% of the aggregate amount received by the Borrower or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Borrower or any Restricted Subsidiary from:

(A) the sale or other disposition (other than to the Borrower or a Restricted Subsidiary of the Borrower) of Restricted Investments made by the Borrower and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Borrower and its Restricted Subsidiaries by any Person (other than the Borrower or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to Section 10.2(b)(vii) or (x)),

(B) the sale (other than to the Borrower or a Restricted Subsidiary of the Borrower) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution, dividend or other payment from an Unrestricted Subsidiary, plus

(6) in the event any Unrestricted Subsidiary of the Borrower has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary of the Borrower, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Borrower in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to Section 10.2(b)(vii) or (x) or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (2), (3), (4), (5) and (6) above shall be determined in good faith by the Borrower and

(A) in the event of property with a Fair Market Value in excess of $50.0 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $100.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Borrower.

“Cumulative Interest Expense” shall mean, in respect of any Restricted Payment, the sum of the aggregate amount of Consolidated Interest Expense of the Borrower and the Restricted Subsidiaries for the period from and after January 1, 2008 to the end of the Borrower’s most recently ended fiscal quarter for which internal financial statements are available and immediately preceding the proposed Restricted Payment.

“Debt to Adjusted EBITDA Ratio” shall mean, with respect to any Person for any period, the ratio of (i) Consolidated Total Indebtedness as of the date of calculation (the “Calculation Date”) to (ii) Adjusted EBITDA of such Person for the four consecutive fiscal quarters immediately preceding such Calculation Date. In the event that such Person or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Debt to Adjusted EBITDA Ratio is being calculated but prior to the Calculation Date, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Borrower. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Borrower may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Borrower as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, amalgamation, merger or operational change (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of “New Bermuda Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Default” shall mean any event which is, or after notice or passage of time or both would be, an Event of Default.

“Defaulting Lender” shall mean any Lender with respect to which a Lender Default is in effect.

“Designated Non-cash Consideration” shall mean the Fair Market Value of non-cash consideration received by the Borrower or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” shall mean Preferred Stock of the Borrower, its Restricted Subsidiaries or any Parent of the Borrower or its Restricted Subsidiaries, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Borrower or any of its Subsidiaries or an employee stock ownership plan or trust established by the Borrower or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in the definition of “Cumulative Credit.”

“Disqualified Stock” shall mean, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Extended Term Loans and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Extended Term Loans (including the purchase of any notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to 91 days after the Extended Maturity Date; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Borrower or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Documentation Agent” shall mean Morgan Stanley Senior Funding, Inc., in its capacity as documentation agent under this Agreement and the other Credit Documents.

“Dollar Equivalent” shall mean, on any date of determination, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Foreign Currency, the equivalent in Dollars of such amount, determined by the Administrative Agent using the applicable Exchange Rate.

“Dollars” and “$” shall mean dollars in lawful currency of the United States of America.

“Employee Transfer Agreement” shall mean the intercompany agreement regarding the transfer of substantially all of the employees of Intelsat Global Service Corporation to Intelsat Corp, dated as of July 3, 2006, between Intelsat Global Service Corporation and Intelsat Corp, as amended from time to time (provided that no such amendment materially affects the ability of the Borrower to make anticipated principal or interest payments on the Loans).

“Environmental Claims” shall mean any and all actions, suits, orders, decrees, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or investigation (other than internal reports prepared by Holdings, the Borrower or any of the Subsidiaries (a) in the ordinary course of such Person’s business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, release or threatened release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, surface water, ground-water, land surface and subsurface strata and natural resources such as wetlands.

“Environmental Law” shall mean any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of environment, including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to Hazardous Materials), or Hazardous Materials.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect at the Closing Date and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) that together with the Borrower or a Subsidiary would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Event of Default” shall have the meaning provided in Section 12.

“Event of Loss” shall mean any event that results in the Borrower or its Restricted Subsidiaries receiving proceeds from any insurance covering any Satellite, or in the event that the Borrower or any of its Restricted Subsidiaries receives proceeds from any insurance maintained for it by any Satellite Manufacturer or any launch provider covering any of such Satellites.

“Event of Loss Proceeds” shall mean, with respect to any proceeds from any Event of Loss, all Satellite insurance proceeds received by the Borrower or any of the Restricted Subsidiaries in connection with such Event of Loss, after

(1) provision for all income or other taxes measured by or resulting from such Event of Loss,

(2) payment of all reasonable legal, accounting and other reasonable fees and expenses related to such Event of Loss,

(3) payment of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the Satellite that is the subject of such Event of Loss,

(4) provision for payments to Persons who own an interest in the Satellite (including any transponder thereon) in accordance with the terms of the agreement(s) governing the ownership of such interest by such Person (other than provision for payments to insurance carriers required to be made based on projected future revenues expected to be generated from such Satellite in the good faith determination of the Borrower as evidenced by an Officers’ Certificate), and

(5) deduction of appropriate amounts to be provided by the Borrower or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the Satellite that was the subject of the Event of Loss.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Note Indenture” shall mean the indenture with respect to the Exchange Notes in a form to be agreed and executed in accordance with Section 3.2.

“Exchange Note Trustee” shall have the meaning set forth in Section 3.2.

“Exchange Notes” shall mean any senior unsecured notes of the Borrower due on the ninth year anniversary of the Closing Date, issued under the Exchange Note Indenture in exchange for an equal principal amount of Loans on the Initial Maturity Date or an equal principal amount of Extended Maturity Loans thereafter, in each case pursuant to Section 3.3(a).

“Exchange Rate” shall mean, on any day with respect to any Foreign Currency, the rate at which such Foreign Currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m. (London time) on such day on the Reuters World Currency Page for such Foreign Currency; in the event that such rate does not appear on any Reuters World Currency Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such Foreign Currency are then being conducted, at or about 10:00 a.m. (New York City time) on such date for the purchase of Dollars for delivery two Business Days later.

“Excluded Contributions” shall mean the Cash Equivalents or other assets (valued at their Fair Market Value as determined by the Borrower in good faith) received by the Borrower after February 4, 2008 from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Borrower or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Borrower or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Borrower, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Borrower, which are excluded from the calculation set forth in the definition of the term “Cumulative Credit.”

“Excluded Satellite” shall mean any Satellite (or, if the entire Satellite is not owned by the Borrower or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) (i) that is not expected or intended, in the good faith determination of the Borrower, to earn revenue from the operation of such Satellite (or portion, as applicable) in excess of $75.0 million for the immediately succeeding 12-month calendar period or (ii) that has a net book value not in excess of $200.0 million or (iii) that (1) the procurement of In-Orbit Insurance therefor in the amounts and on the terms required by Section 9.3 would not be available for a price that is, and on other terms and conditions that are, commercially reasonable or (2) the procurement of such In-Orbit Insurance therefor would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable, in either case, in the good faith determination of the Borrower, or (iv) for which In-Orbit Contingency Protection is available or (v) whose primary purpose is to provide In-Orbit Contingency Protection for the Borrower’s or its Subsidiaries’ Satellites (or portions) and otherwise that is not expected or intended, in the good faith determination of the Borrower, to earn revenues from the operation of such Satellite (or portion, as applicable) in excess of $75.0 million for the immediately succeeding 12-month calendar period.

“Excluded Taxes” shall mean (a) with respect to the Administrative Agent or any Lender, net income taxes and franchise taxes (imposed in lieu of net income taxes) and capital taxes imposed on the Administrative Agent or any Lender by any jurisdiction as a result of the Administrative Agent or such Lender being organized in, or having its principal office of applicable lending office in, such jurisdiction imposing such tax or any political subdivision or taxing authority thereof or therein and (b) in the case of a Foreign Lender, any Tax to the extent attributable to such Foreign Lender’s failure to comply with Section 5.4(d).

“Existing Intelsat Notes” means (a) the 5 1/4% Senior Notes due 2008, (b) the 7 5/8% Senior Notes due 2012 and (c) the 6 1/2% Senior Notes due 2013, in each case, of Holdings.

“Existing Subsidiary Notes” shall mean (a) the 8 1/4% Senior Notes due 2013 and the 8 5/8% Senior Notes due 2015, in each case, of Intelsat Sub Holdco, (b) the 9 1/4 % Senior Discount Notes due 2015 of Intelsat Intermediate Holdco, (c) the 9 1/4% Senior Notes due 2016, the 11 1/4% Senior Notes due 2016, the Floating Rate Senior Notes due 2013 and the Floating Rate Senior Notes due 2015, in each case of Intelsat Jackson (after giving effect to the Intelsat Bermuda Transfer), and (d) the Secured 6 7/8% Senior Debentures due 2028, the 9% Senior Notes due 2014, and the 9% Senior Notes due 2016, in each case, of Intelsat Corp.

“Extended Maturity Date” shall have the meaning set forth in Section 3.1.

“Extended Term Loan” shall have the meaning set forth in Section 3.1.

“Fair Market Value” shall mean, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“FCC” shall mean the Federal Communications Commission or any governmental authority substituted therefor.

“FCC Licenses” shall mean all authorizations, licenses and permits issued by the FCC to the Borrower or any of its Subsidiaries, under which the Borrower or any of its Subsidiaries is authorized to launch and operate any of its Satellites or to operate any of its TT&C Earth Stations (other than authorizations, orders, licenses or permits that are no longer in effect).

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” shall mean the Fee Letter dated June 19, 2007 by and among the Borrower and the arrangers, agents and lenders party thereto, as amended by that certain Amendment to Commitment Letter, Fee Letter and Engagement Letter agreement dated as of February 4, 2008, as further amended or supplemented from time to time.

“Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1.

“Flow-Through Entity” shall mean an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Currency” shall mean Euro and Sterling.

“Foreign Lender” shall mean any Lender that is not organized or incorporated under the laws of Bermuda.

“Foreign Plan” shall mean any employee benefit plan, program, fund, policy, arrangement or agreement maintained or contributed to by the Borrower or any of its Subsidiaries with respect to employees employed outside the United States.

“Foreign Subsidiary” shall mean a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“G2 Transfer Agreement” means the Agreement and Plan of Merger, dated as of July 3, 2006, among Intelsat General Corporation, G2 Satellite Solutions Corporation and Intelsat Corp, as amended from time to time (provided that no such amendment materially affects the ability of the Borrower to make anticipated principal or interest payments on the Loans), and the other agreements entered into in connection therewith on or prior to July 3, 2006.

“GAAP” shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on January 28, 2005. For the purposes of this Agreement, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Business Subsidiary” shall mean any Restricted Subsidiary of the Borrower, including Intelsat General Corporation for so long as it is a Restricted Subsidiary of the Borrower, that (i) is engaged primarily in the business of providing services to customers similar to the services provided on the Closing Date by Intelsat General Corporation and services or activities that are reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto and (ii) is subject to the Proxy Agreement or a substantially similar agreement substantially restricting the Borrower’s control of such Restricted Subsidiary.

“Governmental Authority” shall mean any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“guarantee” shall mean a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” shall mean any guarantee of the obligations of the Borrower under this Agreement by any Person in accordance with the provisions hereof, if any. This Agreement has no requirement that any Person Guarantee the Notes on the Closing Date.

“Guarantor” shall mean any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with this Agreement, such Person ceases to be a Guarantor. As of the Closing Date, there will be no Guarantors; nor is there any requirement that any Person Guarantee the Notes on the Closing Date.

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under:

(1) currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

“Holdings” shall mean Intelsat, Ltd., until a successor replaces it and, thereafter, means the successor.

“Incur” shall mean issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” shall mean, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to the Borrower and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Borrower or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Borrower or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) obligations to make payments to one or more insurers under satellite insurance policies in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenue generated by a satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto; (5) Obligations under or in respect of any Qualified Receivables Financing; or (6) any obligations to make progress or incentive payments or risk money payments under any satellite manufacturing contract or to make payments under satellite launch contracts in respect of launch services provided thereunder, in each case, to the extent not overdue by more than 90 days.

Notwithstanding anything in this Agreement, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Agreement but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Agreement.

“Indemnified Taxes” shall mean all Taxes (other than Excluded Taxes) and Other Taxes.

“Independent Financial Advisor” shall mean an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Borrower, qualified to perform the task for which it has been engaged.

“Initial Lenders” shall mean Credit Suisse, Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., and Banc of America Bridge LLC.

“Initial Loan” shall have the meaning set forth in Section 2.1

“Initial Maturity Date” shall mean the one-year anniversary of the Closing Date.

“In-Orbit Contingency Protection” shall mean transponder capacity that, in the good faith determination of the Borrower, is available on a contingency basis by the Borrower or its Subsidiaries, directly or by another satellite operator pursuant to a contractual arrangement, to accommodate the transfer of traffic representing at least 25% of the revenue-generating capacity with respect to any Satellite (or, if the entire Satellite is not owned by the Borrower or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) that may suffer actual or constructive total loss and that meets or exceeds the contractual performance specifications for the transponders that had been utilized by such traffic; it being understood that the Satellite (or portion, as applicable) shall be deemed to be insured for a percentage of the Satellite’s (or applicable portion’s) net book value for which In-Orbit Contingency Protection is available.

“In-Orbit Insurance” shall mean, with respect to any Satellite (or, if the entire Satellite is not owned by the Borrower or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss), insurance (subject to a right of co-insurance in an amount up to $150.0 million) or other contractual arrangement providing for coverage against the risk of loss of or damage to such Satellite (or portion, as applicable) attaching upon the expiration of the launch insurance therefor (or, if launch insurance is not procured, upon the initial completion of in-orbit testing) and attaching, during the commercial in-orbit service of such Satellite (or portion, as applicable), upon the expiration of the immediately preceding corresponding policy or other contractual arrangement, as the case may be, subject to the terms and conditions set forth in this Agreement.

“Intelsat Bermuda” shall mean Intelsat (Bermuda), Ltd., until a successor replaces it, and thereafter means such successor.

“Intelsat Bermuda Loan” means the intercompany loans by Intelsat Bermuda to PanAmSat Holdco to fund the payment of a portion of the purchase price of the acquisition of PanAmSat Holdco and to fund the purchase of the 10 3/8% Senior Discount Notes due 2014 of PanAmSat Holdco and, in each case, fees and expenses related thereto.

“Intelsat Bermuda Transfer” shall mean the transfer by Intelsat Bermuda of all of its assets (other than the capital stock of Intelsat Jackson) and all of its liabilities and obligations to Intelsat Jackson.

“Intelsat Corp” shall mean Intelsat Corporation (formerly PanAmSat Corporation), until a successor replaces it, and thereafter means such successor.

“Intelsat Corp Credit Agreement” means (i) the amended and restated credit agreement entered into on July 3, 2006, among Intelsat Corp, the financial institutions named therein and Citicorp USA, Inc., as Administrative Agent, and the guarantees thereof provided by certain subsidiaries of Intelsat Corp, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Borrower to be included in the definition of “Intelsat Corp Credit Agreement,” one or more (A) debt facilities or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Corp Refinancing” means the borrowing by Intelsat Corp of $150.0 million in aggregate principal amount pursuant to a new term loan under the Intelsat Corp Credit Agreement, the proceeds of which are used to refinance borrowings under the revolving facility of the Intelsat Corp Credit Agreement outstanding on the Closing Date that were drawn to pay at maturity the 6 3/8% Senior Secured Notes due 2008.

“Intelsat Credit Agreement” means (i) the credit agreement entered into on July 3, 2006, among Intelsat Sub Holdco, Intelsat Intermediate Holdco, the financial institutions named therein and Citicorp USA, Inc., as Administrative Agent, and the guarantees thereof provided by certain subsidiaries of Intelsat Sub Holdco, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Borrower to be included in the definition of “Intelsat Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing

(including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Holdings” shall mean Intelsat Holdings, Ltd., a Bermuda company, until a successor replaces it, and thereafter means such successor.

“Intelsat Intermediate Holdco” means Intelsat Intermediate Holding Company, Ltd., until a successor replaces it, and thereafter means such successor.

“Intelsat Jackson” means Intelsat Jackson Holdings, Ltd., until a successor replaces it, and thereafter means such successor.

“Intelsat Jackson Unsecured Credit Agreement” means (i) the senior unsecured credit agreement entered into on February 2, 2007 among Intelsat Bermuda (to be assumed by Intelsat Jackson as part of the Intelsat Bermuda Transfer), Holdings, the financial institutions named therein and Bank of America, N.A., as administrative agent, and the guarantees thereof provided by Intelsat Sub Holdco and certain subsidiaries of Intelsat Sub Holdco, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Borrower to be included in the definition of “Intelsat Jackson Unsecured Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Sub Holdco” means Intelsat Subsidiary Holding Company, Ltd., until a successor replaces it, and thereafter means such successor.

“Interest Period” shall mean, with respect to any Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have an Investment Grade Rating, but excluding any debt securities or loans or advances between and among the Borrower and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” shall mean, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Borrower in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 10.2:

(1) “Investments” shall include the portion (proportionate to the Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Borrower at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Borrower shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Borrower’s “Investment” in such Subsidiary at the time of such redesignation less

(b) the portion (proportionate to the Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Borrower.

“Joint Lead Arrangers” shall mean Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc., in their respective capacity as joint lead arrangers and joint bookrunners with respect to the Senior Bridge Facility.

“Joint Venture” shall mean any Person, other than an individual or a Subsidiary of the Borrower, (i) in which the Borrower or a Restricted Subsidiary of the Borrower holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Judgment Currency” shall have the meaning provided in Section 14.19(b).

“Lender” shall have the meaning provided in the preamble to this Agreement.

“Lender Default” shall mean (a) the failure (which has not been cured) of a Lender to make available its portion of any Borrowing or (b) a Lender having notified the Administrative Agent and/or the Borrower that it does not intend to comply with the obligations under Section 2.1.

“LIBOR Loan” shall mean any Loan bearing interest at a per annum rate equal to the LIBOR Rate plus the LIBOR Margin.

“LIBOR Margin” shall mean 450 basis points; provided that the LIBOR Margin will increase by (i) an additional 50 basis points on the date that is six month from the Closing Date and (ii) a further additional 50 basis points for each additional consecutive three-month period thereafter so long as any amount under the Loans or Extended Term Loans remains outstanding.

“LIBOR Rate” shall mean, for any Interest Period with respect to a LIBOR Loan, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the “LIBOR Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR Loan being made or continued by the Administrative Agent and with a term equivalent to such Interest Period would be offered by the Administrative Agent’s London branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

“License Subsidiary” shall mean one or more wholly-owned Restricted Subsidiaries of the Borrower (i) that holds, was formed for the purpose of holding or is designated to hold FCC Licenses for the launch and operation of Satellites or for the operation of any TT&C Earth Station (other than any FCC License held by Intelsat General Corporation or any of its Subsidiaries) and (ii) all of the shares of capital stock and other ownership interests of which are held directly by the Borrower or a Subsidiary Guarantor.

“Lien” shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Loan” shall mean each Initial Loan and each Extended Term Loan.

“Lockheed Note” shall mean the $20.0 million note, dated November 25, 2002 from Intelsat Global Service Corporation to COMSAT Corporation.

“Mandatory Offer Election Time” means, with respect to any Mandatory Prepayment Offer, noon, New York time, on the Business Day next preceding the prepayment date with respect to such Mandatory Prepayment Offer.

“Mandatory Prepayment Offer” refers to any offer to prepay Loans that the Borrower is required to make pursuant to any of clauses (a) or (b) of Section 5.2.

“Marketing Period” means the period of time (a) commencing on the six month anniversary of the Closing Date and (b) ending on (i) the first anniversary of the Closing Date or (ii) to the extent the Borrower has elected the Shelf Option and such shelf registration statement has been declared effective by the SEC and remains effective at such time, the third anniversary of the Closing Date.

“Master Intercompany Services Agreement” shall mean the Master Intercompany Services Agreement, dated as of July 3, 2006, among the Borrower and certain direct and indirect Parent companies and Subsidiaries of the Borrower, and the other parties thereto, as amended from time to time (provided that no such amendment materially affects the ability of the Borrower to make anticipated principal or interest payments on the Loans).

“Material Adverse Change” shall mean any event or circumstance which has resulted or is reasonably likely to result in a material adverse change in the business, assets, operations, properties or financial condition of the Borrower and its Subsidiaries, taken as a whole or that would materially adversely affect the ability of the Borrower to perform its obligations under this Agreement or any of the other Credit Documents.

“Material Adverse Effect” shall mean a circumstance or condition affecting the business, assets, operations, properties or financial condition of the Borrower and the Subsidiaries, taken as a whole, that would materially adversely affect (a) the ability of the Borrower to perform its obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Administrative Agent and the Lenders under this Agreement or any of the other Credit Documents; provided that the Transactions shall not, in and of themselves or in the aggregate, constitute a Material Adverse Effect.

“Material Subsidiary” shall mean, at any date of determination, (1) any Subsidiary that is a guarantor under and in respect of the Intelsat Jackson 9 1/4% Guaranteed Senior Notes due 2016 (after giving effect to the Intelsat Bermuda Transfer) and (2) any other Significant Subsidiary of the Borrower (after giving effect to the Transactions); provided that no Government Business Subsidiary (including Intelsat General and its Subsidiaries) shall be deemed a Material Subsidiary.

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” shall mean the aggregate cash proceeds received by the Borrower or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 10.4(b)) to be paid as a result of such transaction (including to obtain any consent therefor), and any deduction of appropriate amounts to be provided by the Borrower as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Borrower after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Transponder Capacity” shall mean the aggregate transponder capacity for all in-orbit transponders then owned by the Borrower and its Restricted Subsidiaries.

“Non-Consenting Lender” shall have the meaning provided in Section 14.7.

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Notes” shall mean the Senior Notes and the Senior PIK Notes.

“Notes Offering” shall mean the Rule 144A or other private placement of the Notes.

“Obligations” shall mean any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” shall mean the preliminary confidential offering memorandum of the Borrower dated January 11, 2008, in connection with the Notes Offering, attached as Exhibit G hereto.

“Officer” shall mean the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Borrower, any Parent of the Borrower or any of the Borrower’s Restricted Subsidiaries.

“Officers’ Certificate” shall mean a certificate signed on behalf of the Borrower by two Officers of the Borrower, any Parent of the Borrower or any of the Borrower’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Borrower, any Parent of the Borrower or any of the Borrower’s Restricted Subsidiaries, that meets the requirements set forth in this Agreement.

“Other Taxes” shall mean any and all present or future stamp, documentary or any other excise, property or similar taxes (including interest, fines, penalties, additions to tax and related expenses with regard thereto) arising directly from any payment made or required to be made under this Agreement or any other Credit Document or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document.

“PanAmSat Holdco” means Intelsat Holding Corporation (formerly PanAmSat Holding Corporation), until a successor replaces it, and thereafter means such successor.

“Parent” shall mean, with respect to any Person, any direct or indirect parent company of such Person.

“Pari Passu Indebtedness” shall mean:

(1) with respect to the Borrower, the Loans and any Indebtedness which ranks pari passu in right of payment with the Loans; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Participant” shall have the meaning provided in Section 14.6(c)(i).

“PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

“Permitted Debt” shall have the meaning provided in Section 10.1.

“Permitted Holders” shall mean, at any time, the Sponsors. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Agreement will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” shall mean:

(1) any Investment in the Borrower or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Borrower or any Restricted Subsidiary of the Borrower in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Borrower, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary of the Borrower;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of Section 10.4 or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Closing Date and any Investment made pursuant to binding commitments in effect on the Closing Date;

(6) advances to employees not in excess of $40.0 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Borrower or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Borrower or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Borrower of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under Section 10.1(b)(x);

(9) [Reserved];

(10) additional Investments by the Borrower or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $350.0 million and (y) 3% of Total Assets of the Borrower at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary of the Borrower at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Borrower after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests of the Borrower or any Parent of the Borrower (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in the definition of the term “Cumulative Credit”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 10.5(b) (except transactions described in clauses (ii)(a), (vi), (vii) and (xi)(B) of such Section);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees not prohibited by or required pursuant to, as the case may be, Section 10.1 and 10.7; provided that the proceeds of the Indebtedness being guaranteed would be applied in a manner that would otherwise comply with Section 10.2(a) (other than Section 10.2(a)(iv));

(16) any Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Borrower;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in a sale of assets or property that does not constitute an Asset Sale or in an Asset Sale received in compliance with Sections 5.2(b) and 10.4;

(20) additional Investments in Joint Ventures of the Borrower or any of its Restricted Subsidiaries existing on the Closing Date in an aggregate amount not to exceed $100.0 million outstanding at any one time;

(21) Investments of a Restricted Subsidiary of the Borrower acquired after the Closing Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Borrower in a transaction that is not prohibited by Section 10.10 after the Closing Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(22) Investments in Subsidiaries or Joint Ventures formed for the purpose of selling or leasing transponders or transponder capacity to third-party customers in the ordinary course of business of the Borrower and its Restricted Subsidiaries which investments are in the form of transfers to such Subsidiaries or Joint Ventures for fair market value transponders or transponder capacity sold or to be sold or leased or to be leased by such Subsidiaries or Joint Ventures; provided that all such Investments in Subsidiaries and Joint Ventures do not exceed 10% of Net Transponder Capacity; and

(23) any Investment in the Loans.

“Permitted Liens” shall mean, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens securing an aggregate principal amount of Pari Passu Indebtedness not to exceed the greater of (x) the aggregate principal amount of Pari Passu Indebtedness permitted to be Incurred pursuant to Section 10.1(b)(i) and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Borrower to

exceed 2.50 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to Section 10.1(b)(ii), (iv) (provided that such Liens do not extend to any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Indebtedness being Incurred pursuant to clause (iv)), (xii) or (xx) of Section 10.1(b); provided that in the case of Section 10.1(b)(xx), such Lien does not extend to the property or assets of the Borrower;

(7) Liens existing on the Closing Date;

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any Subsidiary Guarantor of the Borrower;

(9) Liens on assets or property at the time the Borrower or a Restricted Subsidiary of the Borrower acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Borrower or any Restricted Subsidiary of the Borrower; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Borrower or any Restricted Subsidiary of the Borrower;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary of the Borrower permitted to be Incurred in accordance with Section 10.1;

(11) Liens securing Hedging Obligations permitted to be Incurred under clause (x) of Section 10.1(b);

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Borrower or any Restricted Subsidiary;

(16) Liens on equipment of the Borrower or any Restricted Subsidiary granted in the ordinary course of business to the Borrower’s client at which such equipment is located;

(17) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(18) deposits made in the ordinary course of business to secure liability to insurance carriers;

(19) Liens on the Equity Interests of Unrestricted Subsidiaries;

(20) grants of software and other technology licenses in the ordinary course of business;

(21) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under this Agreement, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(22) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding.

“Person” shall mean any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” shall mean the payment-in-kind of interest in respect of (a) the Senior PIK Loans by increasing the outstanding principal amount thereof or by issuing additional Senior PIK Loans, (b) exchange notes issued in exchange for Senior PIK Loans by increasing the outstanding principal amount thereof or by issuing additional exchange notes or (c) the Senior PIK Notes by increasing the outstanding principal amount thereof or by issuing additional Senior PIK Notes.

“Plan” shall mean any multiemployer or single-employer plan, as defined in Section 4001 of ERISA and subject to Title IV of ERISA, that is or was within any of the preceding six plan years maintained or contributed to by (or to which there is or was an obligation to contribute or to make payments to) the Borrower, a Subsidiary or an ERISA Affiliate.

“Preferred Stock” shall mean any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” shall mean the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Purchase Money Note” shall mean a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Borrower or any Subsidiary of the Borrower to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Put Loans” shall mean to all Loans (or portions thereof) held by Lenders that have notified the Administrative Agent in writing of such Lenders’ elections (and that have not subsequently validly withdrawn such elections) to require all or a portion of such Loans to be prepaid in any Mandatory Prepayment Offer in accordance with Section 5.2(c).

“Qualified Receivables Financing” shall mean any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Borrower shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Borrower and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Borrower), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Borrower or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness shall not be deemed a Qualified Receivables Financing.

“Rating Agency” shall mean (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Loans for reasons outside of the Borrower’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Borrower or any Parent of the Borrower as a replacement agency for Moody’s or S&P, as the case may be.

“Real Estate” shall mean land, buildings and improvements owned or leased by the Borrower or any of the Subsidiaries, but excluding all operating fixtures and equipment, whether or not incorporated into improvements.

“Receivables Fees” shall mean distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” shall mean any transaction or series of transactions that may be entered into by the Borrower or any of its Subsidiaries pursuant to which the Borrower or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Borrower or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Borrower or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Borrower or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” shall mean any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” shall mean a Wholly Owned Restricted Subsidiary of the Borrower (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Borrower in which the Borrower or any Subsidiary of the Borrower makes an Investment and to which the Borrower or any Subsidiary of the Borrower transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Borrower and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Borrower (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Borrower or any other Subsidiary of the Borrower (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Borrower or any other Subsidiary of the Borrower in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Borrower or any other Subsidiary of the Borrower, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Borrower nor any other Subsidiary of the Borrower has any material contract, agreement, arrangement or understanding other than on terms which the Borrower reasonably believes to be no less favorable to the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Borrower, and

(c) to which neither the Borrower nor any other Subsidiary of the Borrower has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Borrower shall be evidenced to the Administrative Agent by providing the Administrative Agent with a certified copy of the resolution of the Board of Directors of the Borrower giving effect to such designation and certificate of an Authorized Officer certifying that such designation complied with the foregoing conditions.

“Refinancings” means, collectively, the use of a portion of the net proceeds of the Loans hereunder, together with cash on hand, to (i) redeem all of the outstanding Intelsat Jackson (after giving effect to the Intelsat Bermuda Transfer) Floating Rate Senior Notes due 2013 and Floating Rate Senior Notes due 2015 and (ii) redeem or otherwise satisfy and discharge all of the outstanding Holdings 5 1/4% Senior Notes due 2008.

“Register” shall have the meaning provided in Section 14.6(b)(iv).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Reportable Event” shall mean an event described in Section 4043 of ERISA and the regulations thereunder.

“Required Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the outstanding principal amount of the Loans (excluding Loans held by Defaulting Lenders) at such date.

“Requirement of Law” shall mean, as to any Person, the Certificate of Incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Restricted Investment” shall mean an Investment other than a Permitted Investment.

“Restricted Subsidiary” shall mean, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Agreement, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Borrower.

“S&P” shall mean Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” shall mean an arrangement relating to property now owned or hereafter acquired by the Borrower or a Restricted Subsidiary whereby the Borrower or a Restricted Subsidiary transfers such property to a Person and the Borrower or such Restricted Subsidiary leases it from such Person, other than leases between the Borrower and a Restricted Subsidiary of the Borrower or between Restricted Subsidiaries of the Borrower.

“Satellite” shall mean any satellite owned by the Borrower or any of its Restricted Subsidiaries and any satellite purchased by the Borrower or any of its Restricted Subsidiaries pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Manufacturer” shall mean, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” shall mean, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” shall mean the Borrower or Restricted Subsidiary that is a party to a Satellite Purchase Agreement.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Secured Indebtedness” shall mean any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” shall mean, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Adjusted EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that such Person or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and other operational changes (and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Borrower. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Borrower as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, merger or operational change (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of “New Bermuda Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Bridge Facility” means the senior unsecured bridge facility evidenced by this Agreement, including the Loans hereunder.

“Senior Credit Documents” shall mean the collective reference to any Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Notes” shall mean the $2,805,000,000 in aggregate principal amount of Senior Notes due 2017 of the Borrower that were intended to be issued in the Notes Offering.

“Senior PIK Loans” shall mean up to $2,155,000,000 in aggregate principal amount of Senior PIK Loans of the Borrower that issued from time to time (including without limitation in the form of PIK Interest) pursuant to that certain credit agreement dated the date hereof among the Borrower, the Joint Lead Arrangers and the Lenders.

“Senior PIK Notes” shall mean the $2,155,000,000 in aggregate principal amount of Senior PIK Election Notes due 2017 of the Borrower that were intended to be issued in the Notes Offering.

“Serafina Assignment” shall mean the assignment by the Initial Borrower, immediately following the Intelsat Bermuda Transfer, of all of its liabilities and obligations with respect to the this Agreement, the other Credit Documents and the Loans (together with all other assets, rights, liabilities and obligations that the Initial Borrower transfers contemporaneously therewith (but which shall not include the capital stock of Intelsat Holdings)) to Intelsat Bermuda, and the assumption by Intelsat Bermuda of all such liabilities and obligations.

“Serafina Holdings” shall mean Serafina Holdings Limited, a Bermuda exempted company, until a successor replaces it, and thereafter means such successor.

“Significant Subsidiary” shall mean any Restricted Subsidiary that would be a “significant subsidiary” of the Borrower within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” shall mean any business or activity of the Borrower or any of its Subsidiaries currently conducted or proposed as of the Closing Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Solvent” shall mean that, as of any date of determination, both (i) (a) the sum of the Borrower’s debt (including contingent liabilities) does not exceed the present fair saleable value of the Borrower’s present assets; (b) the Borrower’s capital is not unreasonably small in relation to its businesses as contemplated on the Closing Date; and (c) the Borrower has not incurred and does not intend to incur, or believe that it will incur, debts including current obligations beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) the Borrower is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Existing Intelsat Corp Notes” means the 9% Senior Notes due 2014 of Intelsat Corp.

“Specified Intercompany Agreements” shall mean the Master Intercompany Services Agreement, the Employee Transfer Agreement, the G2 Transfer Agreement and the agreements or promissory notes evidencing the Intelsat Bermuda Loan and, in each case, agreements in connection therewith.

“Specified Merger/Transfer Transaction” shall have the meaning provided in Section 10.10(a).

“Specified Sale/Leaseback Transaction” shall mean one Sale/Leaseback Transaction pursuant to which the Borrower or its Restricted Subsidiaries sell one Satellite and related assets that is designated as a Specified Sale/Leaseback Transaction pursuant to an Officers’ Certificate.

“Sponsors” shall mean (1) one or more investment funds advised, managed or controlled by BC Partners Holdings Limited or any Affiliate thereof, (2) one or more investment funds advised, managed or controlled by Silver Lake or any Affiliate thereof, and (3) one or more investment funds advised, managed or controlled by any of the Persons described in clauses (1) and (2) of this definition, and, in each case, (whether individually or as a group) their Affiliates; provided that, for purposes of determining the fees and expenses that may be added back pursuant to clause (5)(b) within the definition of Adjusted EBITDA for any period before the Closing Date, the term “Sponsor” shall also mean one or more investment funds advised, managed or controlled by Apax Partners Worldwide, LLP, Apax Partners, L.P., Apollo Management V, L.P., Madison Dearborn Partners, LLC or Permira Advisers, LLC or any of their respective Affiliates.

“Standard Securitization Undertakings” shall mean representations, warranties, covenants, indemnities and guarantees of performance entered into by the Borrower or any Subsidiary of the Borrower which the Borrower has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” shall mean, with respect to any security or loan, the date specified in such security or loan as the fixed date on which the final payment of principal of such security or loan is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security or loan at the option of the holder or lender thereof upon the happening of any contingency beyond the control of the Borrower unless such contingency has occurred).

“Statutory Reserve Rate” shall mean, for any day as applied to any LIBOR Loan, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages that are in effect on that day (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, as prescribed by the Board and to which the Administrative Agent is subject, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness” shall mean (a) with respect to the Borrower, any Indebtedness of the Borrower which is by its terms subordinated in right of payment to the Loans, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” shall mean, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantor” shall mean each Subsidiary of the Borrower that is a Guarantor.

“Subsidiary Transfer Transactions” shall mean the transfer of all or a portion of the equity, assets and liabilities of any of the Borrower or any of its Restricted Subsidiaries between or among any of the Borrower and/or any of its Restricted Subsidiaries.

“Syndication Agent” shall mean Banc of America Bridge LLC, in its capacity as syndication agent under this Agreement and the other Credit Documents.

“Tax-affected Investor” shall mean any holder of capital stock in any Parent of the Borrower that is subject (or if such holder is a Flow Through Entity, any partner in which is subject) to a tax regime (for example, as a United States shareholder within the meaning of section 951(b) of the Code) that requires such person to recognize on a current basis taxable income attributable to earnings and profits of the Borrower, or its Subsidiaries in advance of any distribution of such earnings and profits.

“Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority whether computed on a separate, consolidated, unitary, combined or other basis and any and all liabilities (including interest, fines, penalties or additions to tax) with respect to the foregoing.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet.

“Transaction Agreement” shall mean the Share Purchase Agreement dated as of June 19, 2007, among Intelsat Holdings, Serafina Holdings, the Initial Borrower and the other parties thereto, as amended, supplemented or modified from time to time.

“Transactions” shall mean the Acquisition and the transactions related thereto (including the Intelsat Bermuda Transfer and the Serafina Assignment and the Change of Control Offers), including as contemplated by the Acquisition Documents (including any Equity Interest payments made in connection therewith (whether on the Closing Date or thereafter)), the issuance of any Notes, amendments and borrowings made pursuant to the Credit Agreements, the Refinancings, the Intelsat Corp Refinancing, the transactions consummated in connection with the offering of the Intelsat Bermuda Senior Secured Floating Rate Notes due 2015, and the other transactions in connection with the foregoing.

“Transferee” shall have the meaning provided in Section 14.6(e).

“TT&C Earth Station” shall mean any earth station licensed for operation by the FCC or by any international, federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body, authority, agency or commission or legislative body or other governmental entity outside of the United States used for the provision of TT&C Services that is owned and operated by the Borrower or any of its Subsidiaries.

“TT&C Services” shall mean the provision of tracking, telemetry and command services for the purposes of operational control of any Satellite.

“Unfunded Current Liability” of any Plan shall mean the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent plan year, determined in accordance with Statement of Financial Accounting Standards No. 87 as in effect on the Closing Date, based upon the actuarial assumptions that would be used by the Plan’s actuary in a termination of the Plan, exceeds the fair market value of the assets allocable thereto.

“Unrestricted Subsidiary” shall mean:

(1) any Subsidiary of the Borrower that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Borrower may designate any Subsidiary of the Borrower (including any newly acquired or newly formed Subsidiary of the Borrower) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Borrower or any other Subsidiary of the Borrower that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Borrower or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 10.2.

The Board of Directors of the Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Event of Default shall have occurred and be continuing and either (1) the Borrower could Incur $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test described in Section 10.1(a) or (2) the Debt to Adjusted EBITDA Ratio for the Borrower and its Restricted Subsidiaries would be less than such ratio for the Borrower and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of the Borrower shall be evidenced to the Administrative Agent by promptly filing with the Administrative Agent a copy of the resolution of the Board of Directors of the Borrower giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” shall mean, with respect to any monetary amount in a currency other than U.S. Dollars, at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such foreign currency involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York City time) on such date of determination (or if no such quote is available on such date, on the immediately preceding Business Day for which such a quote is available).

“U.S. Government Obligations” shall mean securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the Borrower thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date shall mean the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person shall mean a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to Sections of this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” Each reference to an agreement or document herein shall mean such agreement or document as from time to time amended, supplemented or modified in accordance with its terms, unless expressly stated otherwise.

SECTION 2. AMOUNT AND TERMS OF CREDIT.

2.1. Commitments. Subject to and upon the terms and conditions herein set forth, each Lender having a Commitment severally agrees to make a loan or loans (each an “Initial Loan”) on the Closing Date to the Borrower in Dollars, which Initial Loans shall not exceed for any such Lender the respective Commitment of such Lender and in the aggregate shall not exceed $2,805,000,000. Such Initial Loans (i) shall be made on the Closing Date, (ii) except as set forth herein, shall be incurred and maintained as LIBOR Loans, (iii) may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed, (iv) shall not exceed for any such Lender the Commitment of such Lender and (v) shall not exceed in the aggregate the total of all Commitments. On the Initial Maturity Date, all then unpaid Initial Loans shall either (x) be repaid in full or (y) be automatically extended into Extended Term Loans in accordance with Section 3.1 with a maturity equal to the Extended Maturity Date. Upon repayment in full or exchange of all Loans under this Agreement for Exchange Notes pursuant to Section 3.3, this Agreement shall be of no further force or effect (other than any fees payable pursuant to Section 4.1).

2.2. Minimum Amount of Each Borrowing. The aggregate principal amount of the Borrowing of Loans shall be in a multiple of $1,000,000.

2.3. Notice of Borrowing.

(a) The Borrower shall give the Administrative Agent at the Administrative Agent’s Office prior to 12:00 Noon (New York City time) at least one Business Day prior written notice (or telephonic notice) of the Borrowing of Initial Loans. Such notice, in the form of Exhibit F hereto (a “Notice of Borrowing”), shall be irrevocable and shall specify (i) the aggregate principal amount of the Initial Loans to be made, (ii) the date of the Borrowing (which shall be the Closing Date) and (iii) the Interest Period to be initially applicable thereto. The Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of the proposed Borrowing of Initial Loans, of such Lender’s proportionate share thereof and of the other matters covered by the related Notice of Borrowing. The requirement in this Section 2.3(a) to provide such Notice of Borrowing shall not be a condition precedent to the availability of the Loans under this Agreement, nor shall the failure to provide such Notice of Borrowing constitute a breach under this Agreement.

(b) Without in any way limiting the obligation of the Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of the Borrower. In each such case, the Borrower hereby waives the right to dispute the Administrative Agent’s record of the terms of any such telephonic notice.

2.4. Disbursement of Funds.

(a) Subject to Section 6, no later than 9:00 a.m. (New York City time) on the Closing Date, each Lender will make available its pro rata portion based on its Commitment, if any, of each Borrowing requested to be made on such date in the manner provided below.

(b) Each Lender shall make available all amounts it is to fund to the Borrower in immediately available funds to the Administrative Agent at the Administrative Agent’s Office and the Administrative Agent will make available to the Borrower, by depositing to the Borrower’s account at the Administrative Agent’s Office the aggregate of the amounts so made available in Dollars. Unless the Administrative Agent shall have been notified by any Lender prior to the Closing Date that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available same to the Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent shall also be entitled to recover from such Lender or the Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Federal Funds Effective Rate or (ii) if paid by the Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c) Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

2.5. Repayment of Loans; Evidence of Debt.

(a) In accordance with Section 3.1, all Loans outstanding on the Initial Maturity Date shall be automatically extended to Extended Term Loans, and thereafter the Borrower shall repay to the Administrative Agent, for the benefit of the Lenders, on the Extended Maturity Date, the then-unpaid Extended Term Loans, in Dollars.

(b) [Intentionally Omitted.]

(c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.

(d) The Administrative Agent shall maintain the Register pursuant to Section 14.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(e) The entries made in the Register and accounts and subaccounts maintained pursuant to paragraphs (d) and (e) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

2.6. Continuations. The Borrower shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans as LIBOR Loans for an additional Interest Period, which Interest Period shall be a three month period, provided that any Interest Period may be for a period of less than three months if agreed by the Borrower and the

Administrative Agent. Each such continuation shall be effected by the Borrower by giving the Administrative Agent at the Administrative Agent’s Office prior to 12:00 Noon (New York City time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) (each, a “Notice of Continuation”) specifying the Loans to be so continued and the Interest Period to be initially applicable thereto. The Administrative Agent shall give each Lender notice as promptly as practicable of any such proposed continuation affecting any of its Loans. Failure to deliver a Notice of Continuation shall result in an Interest Period that is the same as with respect to any LIBOR Loans then outstanding.

2.7. Pro Rata Borrowings. Each Borrowing of Loans under this Agreement shall be granted by the Lenders pro rata on the basis of their then-applicable Commitments. It is understood that no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder.

2.8. Interest.

(a) The unpaid principal amount of each Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times (other than as specified in this Section 2.8 or Section 2.10) be equal to the sum of (i) the LIBOR Rate for such Interest Period, reset quarterly (or, if the Interest Period is less than three months, such shorter period) plus (ii) the LIBOR Margin then in effect. Notwithstanding the foregoing, the interest rate on the Loans or Extended Term Loans shall not at any time exceed 11.25% per annum. All interest will be payable in cash quarterly (subject to clause (c) below), in arrears. Interest on the Loans shall accrue from the most recent date to which interest has been paid or, if no interest has been paid with respect to such Loans, from and including the Closing Date.

(b) If all or a portion of (i) the principal amount of any Loan or (ii) any interest payable thereon shall not be paid when due (whether at the Stated Maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2% or (y) in the case of any overdue interest, to the extent permitted by applicable law, the rate described in Section 2.8(a) plus 2% from and including the date of such non-payment to but excluding the date on which such amount is paid in full (after as well as before judgment). Such default interest shall be payable on demand.

(c) Interest on each Loan shall accrue from and including the Closing Date to but excluding the date of any repayment thereof and shall be payable on the last day of each Interest Period applicable thereto and upon any prepayment (on the amount prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(d) All computations of interest hereunder shall be made in accordance with Section 5.5.

(e) The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Borrower and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

(f) To the extent that the LIBOR Rate shall be unavailable, the Borrower and the Administrative Agent shall agree in good faith to find a comparable rate for the Loans based upon the most recently available LIBOR Rate (including, without limitation, as “ABR Loans” as provided in the Intelsat Credit Agreement).

2.9. Interest Periods. Notwithstanding anything to the contrary contained above:

(a) Subject to Section 2.6, Interest Periods shall be for three months, and the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day, provided that if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(c) [Reserved]; and

(d) in lieu of making any payment permitted or required under this Agreement in respect of any LIBOR Loan other than on the last day of the Interest Period therefor so long as no Default or Event of Default shall have occurred and be continuing, the Borrower at its option may deposit with the Administrative Agent an amount equal to the amount of the LIBOR Loan to be prepaid and such LIBOR Loan shall be repaid on the last day of the Interest Period therefor in the required amount. Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then-customary rate for accounts of such type. The Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 2.9.

2.10. Increased Costs, Illegality, etc.

(a) In the event that (x) in the case of clause (i) below, the Administrative Agent or (y) in the case of clauses (ii) and (iii) below, any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i) on any date for determining the LIBOR Rate for any Interest Period that (x) deposits in the principal amounts of the Loans comprising such

LIBOR Borrowing are not generally available in the relevant market or (y) by reason of any changes arising on or after the Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or

(ii) at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loans (other than any such increase or reduction attributable to Taxes) because of (x) any change since the Closing Date in any applicable law, governmental rule, regulation, guideline or order (or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, guideline or order), such as, for example, without limitation, a change in official reserve requirements, and/or (y) other circumstances affecting the interbank LIBOR market or the position of such Lender in such market; or

(iii) at any time, that the making or continuance of any LIBOR Loan has become unlawful by compliance by such Lender in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the Closing Date that materially and adversely affects the interbank LIBOR market;

then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loans shall no longer be available until such time as the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), (y) in the case of clause (ii) above, the Borrower shall pay to such Lender, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its reasonable discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.10(b) as promptly as possible and, in any event, within the time period required by law. To the extent that the LIBOR Rate shall be unavailable due to, or any Lender shall experience increased costs or reduced receipts per, the circumstances described above, the Borrower and the Administrative Agent shall agree in good faith to find a comparable rate for the Loans based upon the most recently available LIBOR Rate (including, without limitation, as “ABR Loans” as provided in the Intelsat Credit Agreement).

(b) If, after the Closing Date, the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, the National Association of Insurance Commissioners, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by a Lender or its parent with any request or directive made or adopted after the Closing Date regarding capital adequacy (whether or not having the force of law) of any such authority, association, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such adoption, effectiveness, change or compliance (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the Closing Date. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(b), will give prompt written notice thereof to the Borrower which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrower’s obligations to pay additional amounts pursuant to this Section 2.10(b) upon receipt of such notice. To the extent that the LIBOR Rate shall be unavailable due to, or any Lender shall experience increased costs or reduced receipts per, the circumstances described above, the Borrower and the Administrative Agent shall agree in good faith to find a comparable rate for the Loans based upon the most recently available LIBOR Rate (including, without limitation, as “ABR Loans” as provided in the Intelsat Credit Agreement).

(c) It is understood that to the extent duplicative of Section 5.4, this Section 2.10 shall not apply to Taxes and shall in no event apply to Excluded Taxes.

2.11. Compensation. If (a) any payment of principal of any Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such Loan as a result of a payment or conversion pursuant to Section 2.5, 2.6, 2.10, 5.1 or 5.2, as a result of acceleration of the maturity of the Loans pursuant to Section 12 or for any other reason, (b) any LIBOR Loan is not continued as a LIBOR Loan or (c) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2, the Borrower shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan.

2.12. Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b) or 5.4 with respect to such Lender, it will, if requested by the Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Section 2.10 or 5.4.

2.13. Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11 or 5.4 is given by any Lender more than 90 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11 or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 91st day prior to the giving of such notice to the Borrower.

SECTION 3. EXTENSION AND EXCHANGE

3.1. Extension of Facility. If on the Initial Maturity Date the Loans have not been paid in full, then the maturity date of all Loans then outstanding shall be automatically extended to the date that is the ninth year anniversary of the Closing Date (the “Extended Maturity Date” and, such Loans as so extended, “Extended Term Loans”). Subject to the right or requirement to prepay Loans prior to maturity hereunder, all outstanding Extended Term Loans shall be paid in full no later than the Extended Maturity Date.

3.2. Execution of Exchange Note Indenture.

(a) No later than the 270th day following the Closing Date, the Borrower shall have appointed a trustee for the Exchange Note Indenture (and to which the majority of holders of Loans shall not have reasonably objected prior to such date, the “Exchange Note Trustee”, it being acknowledged and agreed that Wells Fargo Bank, National Association, shall be acceptable) and entered into the Exchange Note Indenture, which shall contain the terms and provisions set forth in Section 3.2(b), and which shall comply with the Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder (the “TIA”); provided that the Exchange Note Indenture will not be required to be qualified under the TIA. The Exchange Note Indenture will select the laws of the State of New York as the governing law and forum, and each party thereto will waiver the right to trial by jury and will consent to the non-exclusive jurisdiction of the state and federal courts located in The City of New York.

(b) The Exchange Note Indenture shall contain covenants, events of default and other provisions as set forth in Exhibit H and otherwise in form and substance reasonably acceptable to the Borrower and the Joint Lead Arrangers; provided that:

(1) the Borrower may, at any time at its option, redeem the Exchange Notes, other than Fixed Rate Exchange Notes, in whole or in part, upon not less than 10 days written notice at a price equal to par plus accrued and unpaid interest to the redemption date;

(2) there will not be any mandatory prepayment or sinking fund requirements, and instead will require the Borrower to make offers to repurchase Exchange Notes for such events and on such terms and conditions are usual and customary for senior unsecured high yield debt securities issued by affiliates of top-tier financial sponsors in the United States;

(3) there shall be provisions substantially similar to the provisions set forth in Sections 2.10, 2.11 and 5.4 to the extent customary for securities such as the Exchange Notes; and

(4) the Exchange Note Indenture will have the additional provisions relating to Fixed Rate Exchange Notes set forth in Section 3.3(e).

3.3. Option to Exchange Loans or Extended Term Loans for Exchange Notes.

(a) At any time on or after the 30th day prior to the Initial Maturity Date, any Lender may elect to exchange, on or after the Initial Maturity Date, all or any portion of its Loans or Extended Term Loans, as the case may be, for one or more Exchange Notes by giving not less than three Business Days’ prior irrevocable written notice of such election, in the form of Exhibit A-1 hereto, to the Borrower, the Administrative Agent and the Exchange Note Trustee specifying (i) the principal amount of its Loans or Extended Term Loans to be exchanged (which shall be at least $1,000,000 and integral multiples of $1,000 in excess thereof) and subject to the terms of the Exchange Note Indenture, (ii) the name of the proposed registered holder and the amount of each Exchange Note requested (each such notice, an “Exchange Notice”); provided that the Borrower may defer the exchange of Loans or Extended Term Loans into Exchange Notes until such time as the Borrower has received requests to issue an aggregate principal amount of Exchange Notes equal to at least 10% of the aggregate principal amount of all Loans issued on the Closing Date. Any such exchanging Lender shall deliver the promissory note(s) evidencing its Loans to be exchanged to the Administrative Agent within three Business Days following delivery of an Exchange Notice. Loans or Extended Term Loans exchanged for Exchange Notes pursuant to this Section 3.3 shall be deemed repaid and canceled and the Exchange Notes so issued shall be governed by and construed in accordance with the provisions of the Exchange Note Indenture.

(b) Not later than the third Business Day after delivery of an Exchange Notice (subject to the proviso of Section 3.3(a) and the occurrence of the Initial Maturity Date):

(i) the Administrative Agent shall cancel each promissory note so delivered to it pursuant to Section 3.3(a) and, if applicable, the Borrower shall issue a replacement promissory note to such Lender in an amount equal to the principal amount of such Lender’s Loans or Extended Term Loans that is not being exchanged, or the Escrow Agent shall make a notation on the surrendered Loan Note to the effect that a portion of the Loan represented thereby has been repaid; and

(ii) the Administrative Agent shall deliver the Exchange Notice to the Exchange Note Trustee, and the Borrower shall deliver an authentication order to the Exchange Note Trustee directing the Exchange Note Trustee to authenticate Exchange Notes with an aggregate principal amount to or for the order of the Lender exchanging such Loans, and the Exchange Note Trustee shall deliver the applicable Exchange Note(s) to the holder or holders thereof specified in the Exchange Notice.

(c) The Exchange Notes to be issued to any Lender shall be issued in an aggregate principal amount equal to the principal amount specified by such Lender in the Exchange Notice, payable to such Lender or its nominee in such amounts as may be specified therein. On the day such Exchange Notes are issued, the Borrower shall pay to the Administrative Agent, for the account of such Lender, all unpaid interest accrued to such day on the Loans that are the subject of the exchange; provided, however, no additional amounts shall be payable under Section 2.11 if such day is not the last day of an Interest Period.

(d) Each Exchange Note issued to a Lender pursuant to this Section 3.3 shall bear interest at a rate equal to the rate per annum borne by the Initial Loans on the date immediately prior to the Initial Maturity Date, plus 50 basis points, plus the Applicable Spread. The “Applicable Spread” shall mean zero during the three-month period commencing on the exchange date of the Senior Exchange Notes and shall increase by 50 basis points at the beginning of each subsequent consecutive three-month period. Notwithstanding the foregoing, the interest rate on the Loans or Extended Term Loans shall not at any time exceed 11.25% per annum. Interest on the Exchange Notes will be payable in cash quarterly in arrears, and will be calculated on the basis of actual days elapsed in a year of 360 days. Upon the occurrence and during the continuance of a payment default on the Exchange Notes, interest will accrue on any overdue amount payable in respect thereof at a rate of 1.0% per annum in excess of the rate otherwise applicable to such loans or amounts payable, and will be payable on demand.

(e) Each holder of Exchange Notes will have the option to fix the per annum rate of interest on the Exchange Notes to a rate that is equal to the then applicable interest rate borne by the Exchange Notes (such Exchange Notes, “Fixed Rate Exchange Notes”), in accordance with provisions to be specified in the Exchange Note

Indenture. Fixed Rate Exchange Notes will be non-callable until the fifth anniversary of the Closing Date. Thereafter, each such Fixed Rate Exchange Note will be callable at par plus accrued interest plus a premium equal to one half of the coupon on such Fixed Rate Senior Exchange Note, which premium shall decline ratably on each subsequent anniversary of the Closing Date to zero on the date that is two years prior to the maturity of the Fixed Rate Exchange Notes. Notwithstanding the call protection above,

(1) prior to the fifth anniversary of the Closing Date, the Borrower may redeem such Fixed Rate Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fifth anniversary of the Closing Date plus 50 basis points, in a manner consistent with the provisions contained in Exhibit H;

(2) prior to the third anniversary of the Closing Date, the Borrower may redeem up to 35% of such Fixed Rate Senior Exchange Notes with proceeds from an equity offering at a price equal to par plus the coupon on such Fixed Rate Exchange Notes, in a manner consistent with the provisions contained in Exhibit H; and

(3) Fixed Rate Exchange Notes may be redeemed in whole at par at any time that payment of “additional amounts” is required under the Exchange Note Indenture as a result of a change in tax laws, regulations or treaties, in a manner consistent with the provisions contained in Exhibit H.

In addition, upon a Change of Control, holders of such Fixed Rate Exchange Notes shall be entitled to require the Borrower to offer to purchase such Fixed Rate Exchange Notes at a price equal to 101% of par plus accrued and unpaid interest.

3.4. No Registration Rights with Respect to Exchange Notes. The Lenders acknowledge and agree that there is no obligation on the part of the Borrower (as issuer of the Exchange Notes under the Exchange Note Indenture) or any of its Affiliates to register the Exchange Notes for resale under the Securities Act or to conduct a registered exchange offer with respect thereto, and that the Exchange Notes will have a reporting covenant requiring the provision of information usual and customary for “144A-for-life” private placements of high yield debt securities.

SECTION 4. FEES; COMMITMENTS.

4.1. Fees. On the Initial Maturity Date, pursuant to Section 1(c) of the Fee Letter, the Borrower shall pay to the Administrative Agent (for the benefit of the Initial Lenders) a fee in the amount set forth in the Fee Letter; provided that the Loans are automatically extended into Extended Term Loans in accordance with Section 3.3 on such date. Such fee shall be fully earned when paid and shall not otherwise be refundable for any reason whatsoever, except as provided in Section 1(c) of the Fee Letter.

Without duplication, the Borrower shall pay to the Lenders such fees as have been separately agreed in the Fee Letter in the amounts and at the times so specified. Except as otherwise provided for herein or in the Fee Letter, no other fees shall be payable by the Borrower in connection with any Loans made under this Agreement.

4.2. Mandatory Termination of Commitments. The Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date to the extent funded hereunder or, at the election of the Borrower in its sole discretion, to the extent not drawn on the Closing Date.

SECTION 5. PAYMENTS.

5.1. Voluntary Prepayments. The Borrower shall have the right to prepay Loans without premium or penalty, in whole or in part from time to time, prior to Stated Maturity of such Loans (after giving effect to the automatic extension, if applicable) at a repayment price of 100% of the principal amount so repaid plus accrued and unpaid interest to, but excluding, the date of prepayment. Any prepayment of LIBOR Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Borrower with the applicable provisions of Section 2.11.

5.2. Mandatory Prepayments.

(a) Change of Control Prepayment Offer. Unless otherwise prepaid in accordance with Section 5.1, upon the occurrence of a Change of Control, each Lender shall have the right to require the Borrower to prepay all or any part of such Lender’s Loans at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of such repayment. Within 90 days following any Change of Control, the Borrower shall provide a written notice to the Administrative Agent containing the following information (such notice, a “Change of Control Offer”):

(i) that a Change of Control has occurred and that such Lender has the right to require the Borrower to repay such Lender’s Loans at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase;

(ii) the circumstances and relevant facts and financial information regarding such Change of Control;

(iii) the repayment date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(iv) a statement that any Lender wishing to have its Loans repaid pursuant to such Change of Control must comply with Section 5.2(c).

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

Notwithstanding the foregoing provisions of this Section, the Borrower shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 5.2(a) applicable to a Change of Control Offer made by the Borrower and repays all Loans validly offered and not withdrawn under such Change of Control Offer.

(b) Asset Sale Prepayment Offer. Promptly, and in any event within ten (10) Business Days after the Borrower becomes obligated to make a prepayment offer pursuant to Section 10.4, the Borrower shall make an offer to prepay the Loans (together with the Senior PIK Loans and any other pari passu Indebtedness containing provisions similar to those set forth in this Agreement with respect to prepayments or offers to purchase or redeem with the proceeds of sales of assets, on a pro rata basis) at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the prepayment date (an “Excess Proceeds Offer”). In order to make an Excess Proceeds Offer, the Borrower shall provide a written notice thereof to the Administrative Agent. Such notice shall contain the following:

(i) that an Excess Proceeds Offer is being made pursuant to the Agreement;

(ii) the prepayment price and prepayment date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days after the date on which such notice is delivered to the Administrative Agent;

(iii) such information regarding the Borrower and its Subsidiaries as the Borrower in good faith believes will enable Lenders to make an informed decision with respect to such Excess Proceeds Offer; and

(iv) a statement that any Lender wishing to have its Loans repaid pursuant to such Excess Proceeds Offer must comply with Section 5.2(c).

(c) Issuance of Equity Securities. On the date of receipt by the Borrower (but not any of its Subsidiaries) of any cash proceeds from the public issuance of any Capital Stock of, the Borrower, the Borrower shall prepay the Loans (together with the Senior PIK Loans and any other pari passu Indebtedness containing provisions similar to those set forth in this Agreement with respect to prepayments or offers to purchase or redeem with the proceeds of issuances of Equity Interests, on a pro rata basis) in an aggregate amount equal to 100% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses.

(d) Issuance of Indebtedness. On the date of receipt by the Borrower (but not any of its Subsidiaries) of any cash proceeds from the incurrence of any Indebtedness of the Borrower (other than with respect to any Indebtedness incurred under any Credit Agreement or any backstop facility contemplated by the Commitment Letter, the Borrower shall prepay the Loans (together with the Senior PIK Loans, on a pro rata basis) in an aggregate amount equal to 100% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses.

(e) Procedures for Lenders to Accept Mandatory Prepayment Offers; Withdrawal of Acceptance of a Mandatory Prepayment Offer. In order to accept any Mandatory Prepayment Offer, a Lender shall notify the Administrative Agent in writing at its address for notices contained in this Agreement prior to the Mandatory Offer Election Time of such Lender’s election to require the Borrower to prepay all or a portion of such Lender’s Loans pursuant to such Mandatory Prepayment Offer (which, in the case of any election to require less than all of such Lender’s Loans to be prepaid in such Mandatory Prepayment Offer, shall be in a minimum principal amount of $2,000 or an integral multiple thereof) and shall specify the amount of such Lender’s Loans which such Lender requests be prepaid in such Mandatory Prepayment Offer. In order to validly withdraw any election with respect to any Put Loans in any Mandatory Prepayment Offer, the Lender holding such Put Loans shall notify the Administrative Agent in writing at its address for notices contained in this Agreement prior to the Mandatory Offer Election Time of such Lender’s election to withdraw such Put Loans from such Mandatory Prepayment Offer, which notification shall include a copy of such Lender’s previous notification electing to have its Put Loans prepaid in such Mandatory Prepayment Offer and shall state that such election is withdrawn. The Administrative Agent shall from time to time, upon request by the Borrower, advise the Borrower of the amount of Put Loans with respect to any Mandatory Prepayment Offer.

(f) All prepayments pursuant to this Section 5.2 shall be made together with accrued and unpaid interest to the date of prepayment, but without premium or penalty. Any prepayment of LIBOR Loans pursuant to this Section 5.2 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Borrower with the applicable provisions of Section 2.11. The amount of proceeds available to any Lender to prepay Loans pursuant to clauses (b), (c) and (d) of this Section 5.2 shall depend on the rate of acceptance by the other Lenders as well as the other creditors of the Borrower to whom the proceeds are being offered or are required to be paid.

5.3. Method and Place of Payment.

(a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Borrower, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto not later than 12:00 Noon (New York City time) on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Borrower, it being understood that written or facsimile notice by the Borrower to the Administrative Agent to make a payment from the funds in the Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All payments under each Credit Document (whether of principal, interest or otherwise) shall be made in Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York City time) on such day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.

(b) Any payments under this Agreement that are made later than 2:00 p.m. (New York City time) shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

5.4. Net Payments.

(a) Any and all payments made by or on behalf of the Borrower or any Guarantor under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Indemnified Taxes; provided that if Borrower or any Guarantor shall be required by law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions or withholdings of Indemnified Taxes applicable to additional sums payable under this Section 5.4) the Administrative Agent or any Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Borrower or any Guarantor shall make such deductions or withholdings and (iii) the Borrower or any Guarantor shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. Whenever any Indemnified Taxes are payable by the Borrower, as promptly as possible thereafter, the Borrower shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt (or other evidence acceptable to such Lender, acting reasonably) received by the Borrower showing payment thereof.

(b) Borrower shall pay and shall indemnify and hold harmless the Administrative Agent and each Lender (whether or not such Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority) with regard to any Other Taxes.

(c) Borrower shall indemnify and hold harmless the Administrative Agent and each Lender within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Administrative Agent or such Lender as the case may be, on or with respect to any payment by or on account of any obligation of the Borrower or any Guarantor hereunder or under any other Credit Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or by the Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d) A Foreign Lender that is entitled to an exemption from or reduction in a withholding tax imposed under the laws of Bermuda with respect to payments under this Agreement or any other Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by applicable law and as reasonably requested by the Borrower or the Administrative Agent such properly completed and executed documentation as will permit such payments to be made without withholding or at a reduced rate, provided that such Lender is legally entitled to complete, execute and deliver such documentation. To the extent it is legally entitled to do so, each Lender agrees to use reasonable efforts (consistent with legal and regulatory restrictions and subject to overall policy considerations of such Lender) to file or deliver to the Borrower and the Administrative Agent any certificate or document, as reasonably requested by the Borrower or the Administrative Agent, that may be necessary to establish any available exemption from, or reduction in the amount of, any withholding taxes imposed by a jurisdiction other than Bermuda; provided, however, that a Lender shall not be required to file or deliver any such certificate or document if in such Lender’s reasonable judgment such completion, execution or delivery would be disadvantageous to such Lender or would subject such Lender to any unreimbursed cost.

(e) If the Borrower determines in good faith that a reasonable basis exists for contesting any taxes for which indemnification has been demanded hereunder, the relevant Lender or the Administrative Agent, as applicable, shall cooperate with the Borrower in challenging such taxes at the Borrower’s expense if so requested by the Borrower. If any Lender or the Administrative Agent, as applicable, receives a refund of a tax for which a payment has been made by the Borrower pursuant to this Agreement (or reduction of, or credit against its tax liabilities in lieu of a refund), which refund, reduction or credit in the good faith judgment of such Lender or Administrative Agent, as the case may be, is attributable to such payment made by the Borrower, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (together with any interest received thereon) as the Lender or Administrative Agent, as the case may be, determines to be the proportion of the refund, reduction or credit as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required. A Lender or Administrative Agent shall claim any refund, reduction or credit that it determines is available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim. Neither the Lender nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower in connection with this paragraph (e) or any other provision of this Section 5.4.

(f) The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

5.5. Computations of Interest and Fees. Interest on LIBOR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed.

5.6. Limit on Rate of Interest.

(a) No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrower shall not be obliged to pay any interest or other amounts under or in connection with this Agreement in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b) Payment at Highest Lawful Rate. If the Borrower is not obliged to make a payment which it would otherwise be required to make, as a result of Section 5.6(a), the Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules and regulations.

(c) Adjustment If Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by the Borrower to the affected Lender under Section 2.8.

Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from the Borrower an amount in excess of the maximum permitted by any applicable law, rule or regulation, then the Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Borrower.

SECTION 6. CONDITIONS PRECEDENT TO INITIAL BORROWING ON THE CLOSING DATE

The Borrowings on the Closing Date under this Agreement are subject to the satisfaction of the following conditions precedent, except as otherwise agreed between the Borrower and the Administrative Agent.

6.1. Executed Counterparts to this Agreement. The Administrative Agent shall have received this Agreement, duly executed and delivered by the Borrower.

6.2. Representations and Warranties. On the Closing Date and also after giving effect thereto, the representations and warranties made by the Borrower contained in Sections 8.2, 8.5 and 8.7 shall be true and correct in all material respects (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

6.3. [Reserved].

6.4. Other Conditions Precedent.

(a) Transaction Agreement. The Acquisition shall be consummated substantially concurrently with (i) the initial funding of the Loans under this Agreement and/or issuance of Notes (or the release of funds from such initial funding or issuance from escrow, if applicable), and (ii) the adoption of the Proposed Amendment to the Existing Credit Facilities or the initial funding of the Senior Credit Facilities (as defined in the Commitment Letter), (1) in all material respects in accordance with the definitive Transaction Agreement dated as of the date of the Commitment Letter and the related disclosure schedules and exhibits thereto without waiver or amendment thereof (other than any such waivers or amendments as are not materially adverse to Lenders or the Joint Lead Arrangers, it being agreed that an amendment or waiver of the representation regarding the absence of a “Company Material Adverse Effect” (as defined in the Transaction Agreement) or the requirement that such representation be made on the Closing Date would be materially adverse to Lenders and the Joint Lead Arrangers) unless consented to by the Joint Lead Arrangers (which consent shall not be unreasonably withheld, conditioned or delayed) or (2) on such other terms and conditions as are reasonably satisfactory to the Joint Lead Arrangers.

(b) Equity Financing. Serafina Holdings shall have received no less than $1,375,000,000 (as such number may be reduced by up to $70,000,000 to the extent that funds advised by Affiliates of the Lenders do not fund their equity commitments) in cash from the issuance of new equity interests to the investors party to that certain equity commitment letter agreement, dated as of September 5, 2007 (which restates and supersedes the equity commitment letter agreement dated as of June 19, 2007), among Serafina Holdings, the Borrower and the investors named therein, as such letter agreement may be amended by joinder agreements executed on or prior to the Closing Date without reducing the aggregate amounts of all commitments thereunder (the “Equity Commitment Letter”).

(c) Opinions of Counsel. The Administrative Agent shall have received (i) a legal opinion from Latham & Watkins LLP, New York counsel for the Borrower, substantially in the form attached hereto as Exhibit B-1, (ii) a legal opinion from Appleby, special Bermuda counsel for the Borrower, substantially in the form attached hereto as Exhibit B-2, and (iii) a legal opinion from Wiley Rein & Fielding LLP, special regulatory counsel for Intelsat Bermuda, substantially in the form attached hereto as Exhibit B-3.

(d) Solvency Certificate. The Administrative Agent shall have received a reasonably satisfactory solvency certificate from the chief financial officer of the Initial Borrower that shall certify the solvency of the Initial Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions.

(e) Know Your Customer. The Borrower shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act if requested 10 days prior to the Closing Date.

(f) Fees and Expenses. All costs, fees, expenses and other compensation payable on the Closing Date to the Lenders, Joint Lead Arrangers or the Administrative Agent pursuant to the Fee Letter, and for which reasonably detailed invoices have been delivered at least five business days prior to the Closing Date, shall have been paid contemporaneously with the closing of the Acquisition.

(g) Closing Certificate. The Administrative Agent shall have received a closing certificate in the form of Exhibit C from an Authorized Officer of the Initial Borrower certifying that the conditions precedent set forth in Section 6.2 and in clauses (a), (b) and (f) of this Section 6.4 have been satisfied or are satisfied contemporaneous with the funding of the Initial Loans under the Senior Bridge Facility.

6.5. Limitation on Conditions Precedent. Notwithstanding anything in the Commitment Letter, the Fee Letter, the Term Sheets (as defined in the Commitment Letter), the Credit Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the making of which shall be a condition to availability of the Senior Bridge Facility on the Closing Date shall be those specified in Section 6.2, (ii) the terms of the Credit Documentation shall contain no condition precedent (including, without limitation, written notice of borrowing and absence of any default or potential event of default) other than those set forth in this Section 6 and shall not impair availability of the Senior Bridge Facility on the Closing Date if the conditions set forth in the Conditions Annex to the Commitment Letter are satisfied, and (iii) it is understood that, to the extent any guarantee hereunder is not provided on the Closing Date after Borrower’s use of commercially reasonable efforts to do so, the delivery of such guarantee shall not constitute a condition precedent to the availability of the Senior Bridge Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by the parties hereto acting reasonably.

SECTION 7. [RESERVED].

SECTION 8. REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

In order to induce the Lenders to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, the Borrower makes the following representations and warranties to, and agreements with, the Lenders on the Closing Date (provided that the representations and warranties made by the Initial Borrower on the Closing Date set forth below are made after giving effect to the Transactions):

8.1. Corporate Status. Each of the Borrower and the Material Subsidiaries (a) is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

8.2. Corporate Power and Authority; Enforceability of Credit Documents. The Borrower has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. The Borrower has duly executed and delivered each Credit Document to which it is a party and each such Credit Document which is currently in effect constitutes the legal, valid and binding obligation of the Borrower enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity.

8.3. No Violation. Neither the execution, delivery or performance by the Borrower of the Credit Documents to which it is a party and which is currently in effect nor compliance with the terms and provisions thereof nor the consummation of the Acquisition and the other transactions contemplated hereby or thereby will (a) contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, (b) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Borrower or any of the Restricted Subsidiaries (other than Liens created under the Credit Documents) pursuant to, the terms of any material indenture, loan agreement (including this Agreement), lease agreement, mortgage, deed of trust, agreement or other material instrument to which the Borrower or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound or (c) violate any provision of the certificate of incorporation, by-laws or other constitutional documents of the Borrower or any of the Restricted Subsidiaries.

8.4. Litigation. There are no actions, suits or proceedings (including Environmental Claims) pending or, to the knowledge of the Borrower, threatened with respect to the Borrower or any of its Subsidiaries that could reasonably be expected to result in a Material Adverse Effect or a Material Adverse Change.

8.5. Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

8.6. [Reserved].

8.7. Investment Company Act. The Borrower is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

8.8. True and Complete Disclosure.

(a) None of the factual information and data (taken as a whole) heretofore or contemporaneously furnished by the Borrower, any of the Subsidiaries or any of their respective authorized representatives in writing to the Administrative Agent and/or any Lender (including (i) the Offering Memorandum (other than with respect to the disclosures set forth under the caption “Description of the Notes”, the terms of which the parties have agreed to alter after the date of the Offering Memorandum, and other information contained therein based on such disclosures (including pro forma financial information)) and (ii) all information contained in the Credit Documents currently in effect) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement or omitted to state any material fact necessary to make such information and data (taken as a whole) not misleading at such time in light of the circumstances under which such information or data was furnished (subject, in the case of quarterly or interim financial statements, to normal year-end audit adjustments), it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include pro forma financial information.

(b) The pro forma financial information contained in the information and data referred to in paragraph (a) above were based on good faith estimates and assumptions believed by such Persons to be reasonable at the time made.

8.9. Financial Condition; Financial Statements; No Material Adverse Change. The historical consolidated financial information of Intelsat, Ltd. as set forth in the Offering Memorandum presents fairly in all material respects the consolidated financial position of Intelsat, Ltd. and its Subsidiaries at the respective dates of said information, statements and results of operations for the respective periods covered thereby (subject, in the case of quarterly or interim financial statements, to normal year-end audit adjustments). The pro forma financial information of Intelsat, Ltd. as set forth in the Offering Memorandum presents fairly in all material respects the financial position of Intelsat, Ltd. and its Subsidiaries as of September 30, 2007 and for the year ended December 31, 2006 and the nine months ended September 20, 2007 (subject, in the case of quarterly or interim financial statements, to normal year-end audit adjustments) on a pro forma basis after giving effect to the Transactions and based on the assumptions set forth in the notes thereto and on the “Description of the Notes” set forth in the Offering Memorandum. There has been no Material Adverse Change since December 31, 2006 (after giving effect to the Transactions as if they had occurred prior thereto).

8.10. Tax Returns and Payments.

(a) The Borrower and each of the Subsidiaries has filed all federal income tax returns and all other material tax returns, domestic and foreign, required to be filed by it and has paid all material Taxes payable by it that have become due, other than those (i) not yet delinquent or (ii) contested in good faith as to which adequate reserves have been provided in accordance with GAAP and which could not reasonably be expected to result in a Material Adverse Effect. The Borrower and each of the Subsidiaries have paid, or have provided adequate reserves (in the good faith judgment of the management of the Borrower) in accordance with GAAP for the payment of, all material federal, state, provincial and foreign income taxes applicable for all prior fiscal years and for the current fiscal year.

(b) None of the Borrower or any of its Subsidiaries has ever been a party to any understanding or arrangement constituting a “tax shelter” within the meaning of

Section 6662(d)(2)(C)(iii) of the Code or within the meaning of Section 6111(c) or Section 6111(d) of the Code as in effect immediately prior to the enactment of the American Jobs Creation of 2004, or has ever participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, except as could not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

8.11. Compliance With ERISA.

(a) Each Plan is in compliance with ERISA, the Code and any applicable Requirement of Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no Plan is insolvent or in reorganization (or is reasonably likely to be insolvent or in reorganization), and no written notice of any such insolvency or reorganization has been given to the Borrower, any Subsidiary or any ERISA Affiliate; no Plan (other than a multiemployer plan) has an accumulated or waived funding deficiency (or is reasonably likely to have such a deficiency); none of the Borrower, any Subsidiary or any ERISA Affiliate has incurred (or is reasonably likely expected to incur) any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan; no proceedings have been instituted (or are reasonably likely to be instituted) to terminate or to reorganize any Plan or to appoint a trustee to administer any Plan, and no written notice of any such proceedings has been given to the Borrower, any Subsidiary or any ERISA Affiliate; and no lien imposed under the Code or ERISA on the assets of the Borrower or any Subsidiary or any ERISA Affiliate exists (or is reasonably likely to exist) nor has the Borrower, any Subsidiary or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of the Borrower, any Subsidiary or any ERISA Affiliate on account of any Plan, except to the extent that a breach of any of the representations, warranties or agreements in this Section 8.11 would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect or relates to any matter disclosed in the financial statements of the Borrower contained in the Offering Memorandum. No Plan (other than a multiemployer plan) has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 8.11, be reasonably likely to have a Material Adverse Effect. With respect to Plans that are multiemployer plans (as defined in Section 3(37) of ERISA), the representations and warranties in this Section 8.11(a), other than any made with respect to (i) liability under Section 4201 or 4204 of ERISA or (ii) liability for termination or reorganization of such Plans under ERISA, are made to the best knowledge of the Borrower.

(b) All Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and applicable law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a Material Adverse Effect. All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.12. Subsidiaries. All outstanding capital stock of the Initial Borrower is held by Serafina Holdings, and all outstanding capital stock of Intelsat Bermuda is owned by Holdings.

8.13. Patents, etc. The Borrower and each of the Restricted Subsidiaries have obtained all patents, trademarks, servicemarks, trade names, copyrights, licenses and other rights, free from burdensome restrictions, that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, except where the failure to obtain any such rights could not reasonably be expected to have a Material Adverse Effect.

8.14. Environmental Laws.

(a) Except as could not reasonably be expected to have a Material Adverse Effect: (i) the Borrower and each of the Subsidiaries and all Real Estate are in compliance with all Environmental Laws; (ii) none of the Borrower or any of the Subsidiaries is subject to any Environmental Claim or any other liability under any Environmental Law; (iii) the Borrower and its Subsidiaries are not conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) no underground storage tank or related piping, or any impoundment or other disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by the Borrower or any of its Subsidiaries.

(b) None of the Borrower or any of the Subsidiaries has treated, stored, transported, released or disposed or arranged for disposal or transport for disposal of Hazardous Materials at, on, under or from any currently or formerly owned or leased Real Estate or facility in a manner that could reasonably be expected to have a Material Adverse Effect.

8.15. Properties. The Borrower and each of the Subsidiaries have good and marketable title to or leasehold interest in all properties that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Effect.

8.16. Solvency. On the Closing Date (after giving effect to the Transactions), immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, the Borrower, on a consolidated basis with its Subsidiaries, will be Solvent.

SECTION 9. AFFIRMATIVE COVENANTS.

The Borrower hereby covenants and agrees that on the Closing Date and thereafter, until all of the Loans and Extended Term Loans outstanding under this Agreement, together with interest, Fees and all other Obligations incurred hereunder, are either paid in full or exchanged for Exchange Notes in accordance with the terms hereof:

9.1. Reports and Other Information.

(a) The Borrower shall provide the Administrative Agent and Lenders, without cost to each Lender, the following reports within the specified time frames:

(i) within 90 days after the end of each fiscal year (or such longer period as would be permitted by the SEC if the Borrower were then subject to such SEC reporting requirements as a required filer, voluntary filer or otherwise), an annual report (which, if permitted under applicable rules of the SEC, may be the annual report of Holdings or another Parent of the Borrower) consistent with that which would be required in an SEC report on Form 10-K or 20-F (or any successor or comparable forms) containing the information required to be contained therein (or required in such successor or comparable form), which shall include financial statements and a management’s discussion and analysis of financial condition and results of operations (whether or not required by such form); and

(ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such longer period as would be permitted by the SEC if the Borrower were then subject to such SEC reporting requirements as a required filer, voluntary filer or otherwise), a quarterly report (which, if permitted under applicable rules of the SEC, may be the quarterly report of Holdings or another Parent of the Borrower) consistent with that which would be required in an SEC report on Form 10-Q or 6-K (or any successor or comparable forms), which shall include unaudited financial statements and a management’s discussion and analysis of financial condition and results of operations (whether or not required by such form).

(b) The Borrower shall make the information required by Section 9.1(a) available to prospective lenders upon request. In addition, the Borrower shall, for so long as any Loans remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to the Lenders and to prospective lenders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c) Notwithstanding the foregoing Sections 9.1(a) and (b), the Borrower will be deemed to have furnished the reports required by Sections 9.1(a) and (b) to the Administrative Agent and the Lenders if it or Holdings or another Parent of the Borrower has filed (or, in the case of a Form 6-K, furnished) such reports with the SEC via the EDGAR filing system and such reports are publicly available.

(d) The Borrower may satisfy its obligations under this Section 9.1 with respect to financial information relating to the Borrower by furnishing financial information relating to Holdings or another Parent; provided that, if Regulation S-X under the Securities Act were to apply and so require, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings or such Parent and any of its Subsidiaries other than the Borrower and its Subsidiaries, on the one hand, and the information relating to the Borrower, any Subsidiary Guarantors, if any, and the other Subsidiaries of the Borrower on a stand-alone basis, on the other hand.

(e) In the event that the Borrower changes its fiscal year end from the fiscal year end used by the Borrower as of the Closing Date, the Borrower shall promptly give notice of such change to the Administrative Agent.

9.2. [Reserved].

9.3. Maintenance of Insurance.

(a) The Borrower will, and will cause each Restricted Subsidiary to, obtain, maintain and keep in full force and effect at all times (i) with respect to each Satellite procured by the Borrower or any Restricted Subsidiary for which the risk of loss passes to the Borrower or such Restricted Subsidiary at or before launch, and for which launch insurance or commitments with respect thereto are not in place as of the Closing Date, launch insurance with respect to each such Satellite covering the launch of such Satellite and a period of time thereafter, but only to the extent, if at all, and on such terms (including coverage period, exclusions, limitations on coverage, co-insurance, deductibles and coverage amount) as is determined by the Borrower to be in the best interests of the Borrower, (ii) with respect to each Satellite it currently owns or for which it has risk of loss (or, if the entire Satellite is not owned, the portion it owns or for which it has risk of loss), other than any Excluded Satellite, In-Orbit Insurance and (iii) at all times subsequent to the coverage period of the launch insurance described in clause (i) above, if any, or if launch insurance is not procured, at all times subsequent to the initial completion of in-orbit testing, in each case with respect to each Satellite it then owns or for which it has risk of loss (or portion, as applicable), other than any Excluded Satellite, In-Orbit Insurance; provided, however, that at any time with respect to a Satellite that is not an Excluded Satellite, neither the Borrower nor any Restricted Subsidiary shall be required to maintain In-Orbit Insurance in excess of 33% of the aggregate net book value of all in-orbit Satellites (and portions it owns or for which it has risk of loss) insured (it being understood that any Satellite (or portion, as applicable) protected by In-Orbit Contingency Protection shall be deemed to be insured for a percentage of its net book value as set forth in the definition of “In-Orbit Contingency Protection”). In the event that the expiration and non-renewal of In-Orbit Insurance for such a Satellite (or portion, as applicable) resulting from a claim of loss under such policy causes a failure to comply with the proviso to the immediately preceding sentence, the Borrower and its Restricted Subsidiaries shall be deemed to be in compliance with the proviso to the immediately preceding sentence for the 120 days immediately following such expiration or non-renewal, provided that the Borrower or a Restricted Subsidiary, as the case may be, procures such In-Orbit Insurance or provides such In-Orbit Contingency Protection as necessary to comply with the preceding proviso within such 120-day period.

(b) The insurance required by this covenant shall name the Borrower or the applicable Restricted Subsidiary as the named insured.

(c) In the event of the unavailability of any In-Orbit Contingency Protection for any reason, the Borrower or a Restricted Subsidiary, as the case may be, shall, subject to the proviso to the first sentence of clause (a) of this Section 9.3, within 120 days of such unavailability, be required to have in effect In-Orbit Insurance complying with clause (ii) or (iii) of clause (a) of this Section 9.3, as applicable, with respect to all Satellites (or portions, as applicable), other than Excluded Satellites that the unavailable In-Orbit Contingency Protection was intended to protect and for so long as such In-Orbit Contingency Protection is unavailable, provided that the Borrower and its Restricted Subsidiaries shall be considered in compliance with this insurance covenant for the 120 days immediately following such unavailability.

(d) In the event that the Borrower or any of its Restricted Subsidiaries receives any Event of Loss Proceeds in respect of an Event of Loss, such Event of Loss Proceeds shall be applied in the manner provided for in Section 10.4.

9.4. Payment of Taxes. The Borrower will pay and discharge, and the Borrower will cause each of its Restricted Subsidiaries to pay and discharge, all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which material penalties attach thereto, and all lawful material claims that, if unpaid, could reasonably be expected to become a material Lien upon any properties of the Borrower or any of its Restricted Subsidiaries, provided that none of the Borrower or any of its Restricted Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves (in the good faith judgment of the management of the Borrower) with respect thereto in accordance with GAAP and the failure to pay could not reasonably be expected to result in a Material Adverse Effect.

9.5. Consolidated Corporate Franchises. The Borrower will do, and the Borrower will cause each Material Subsidiary to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the Borrower and its Subsidiaries may consummate any transaction permitted under Section 10.4 or 10.10.

9.6. Compliance with Statutes, Regulations, etc. The Borrower will, and will cause each Subsidiary to, comply with all applicable laws, rules, regulations and orders applicable to it or its property (including all FCC Licenses and all other governmental approvals or authorizations required to launch and operate the Satellites and the TT&C Earth Stations related thereto) and to transmit signals to and receive transmissions from the Satellites, and to maintain all such FCC Licenses and other governmental approvals or authorizations in full force and effect, in each case except where the failure to do so could not reasonably be expected to have a Material Adverse Effect (it being understood that any failure as it may relate to any FCC License for a Satellite that is yet to be launched shall not, in itself, be considered or deemed to result in a Material Adverse Effect).

9.7. ERISA. Promptly after the Borrower or any Subsidiary or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, the Borrower will deliver to each of the Lenders a certificate of an Authorized Officer or any other senior officer of the Borrower setting forth details as to such occurrence and the action, if any, that the Borrower, such Subsidiary or such ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by the Borrower, such Subsidiary, such ERISA Affiliate, the PBGC, a Plan participant (other than notices relating to an individual participant’s benefits) or the Plan administrator with respect thereto: that a Reportable Event has occurred; that an accumulated funding deficiency has been incurred or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against the Borrower, a Subsidiary or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan; that the PBGC has notified the Borrower, any Subsidiary or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan; that the Borrower, any Subsidiary or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 of the Code with respect to a Plan; or that the Borrower, any Subsidiary or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code.

9.8. Maintenance of Properties. The Borrower will, and will cause each of its Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, which shall include, in the case of Satellites (other than Satellites yet to be launched), the provision of tracking, telemetry, control and monitoring of Satellites in their designated orbital positions in accordance with prudent and diligent standards in the commercial satellite industry, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.9. The Transactions. Following the consummation of the Acquisition, the Borrower will use its commercially reasonable efforts to take such other steps as set forth in Exhibit A to the Commitment Letter to effect the Transactions.

9.10. [Reserved]

9.11. [Reserved]

9.12. Use of Proceeds. The Initial Borrower will use the proceeds of all Loans borrowed on the Closing Date for the same purposes set forth as the use of proceeds from the Senior Notes in the Offering Memorandum.

9.13. [Reserved]

9.14. Further Instruments and Acts. Upon request of the Administrative Agent, the Borrower shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Agreement.

9.15. [Reserved]

9.16. Intelsat General Corporation. The Borrower shall use its commercially reasonable efforts (as may be permitted under that certain proxy agreement (the “Proxy Agreement”) among Intelsat General Corporation (“Intelsat General”) and the other parties thereto, and as may be permitted under any substantially similar agreement) and shall use its commercially reasonable efforts (as may be permitted under the Proxy Agreement, and as may be permitted under any substantially similar agreement) to cause its Restricted Subsidiaries (other than Intelsat General, and other than any other Government Business Subsidiary), not to allow or permit, directly or indirectly, Intelsat General, or such other Government Business Subsidiary, to take, or fail to take, any action that would violate the covenants and terms of this Agreement.

9.17. Refinancing Of Loans.

(a) During the period beginning on the Closing Date and continuing to the date that is 180 days after the Closing Date, the Borrower will not offer, sell, contract to sell or otherwise incur, any Indebtedness (whether secured or unsecured), the proceeds of which are used (directly or indirectly) to repay or refinance the Loans under this Agreement in a manner inconsistent with the Commitment Letter, the Fee Letter and the Engagement Letter (as defined in the Commitment Letter) without the prior written consent of the Joint Lead Arrangers.

(b) Upon notice (a “Take-Out Notice”) by, and at the sole discretion of, the Joint Lead Arrangers, at any time and from time to time during the Marketing Period, the Borrower will, subject to the terms and conditions set forth herein and in the first set of clauses (a) through (e) of Section 3 of the Fee Letter, issue and sell senior debt securities (which debt securities shall be non-convertible notes) on no more than one occasion (for all Loans and Senior PIK Loans combined) in an aggregate amount no less than $500,000,000 and, subject to Section 9.17(f), no greater than that required to refinance the then outstanding Loans and Senior PIK Loans in full (the “Take-Out Securities”), upon such terms and conditions as specified in the Take-Out Notice and agreed by the Borrower if and to the extent such issuance of, and the performance of the obligations of the Borrower under, such Take-Out Securities, is permitted under the Borrower’s and its subsidiaries’ debt and other agreements as in effect on the Closing Date (after giving effect to the Transactions); provided that the Borrower shall have the option, in its sole discretion but subject to the consent of the Joint Lead Arrangers, to

(x) restructure the registration rights in connection with any private placement of Take-Out Securities to take advantage of the changes to Rule 144 under the Securities Act effective February 15, 2008 (the “Rule 144 Option”) and/or (y) file a shelf registration statement on Form S-1 with the SEC to register such debt securities in such amounts as it shall deem appropriate (the “Shelf Option”) but limited to securities that constitute Take-Out Securities or any other securities to be issued to refinance other backstop facilities contemplated by the Commitment Letter; provided further, that to the extent the Borrower exercises the Shelf Option and to the extent Take-Out Securities are issued pursuant thereto, then the number of Take-Out Notices that may be issued under this Section 9.17(b) shall be increased to a maximum of four occasions during each rolling period of 12 consecutive months, commencing on the date that is six months after the Closing Date (provided that the aggregate principal amount of Take-Out Securities pursuant to each such Take-Out Notice is no less than $500,000,000 and no greater than that required to refinance the Loans and Senior PIK Loans in full (subject to Section 9.17(f)). The Take-Out Securities shall be issued (i) through a private placement (with customary registration rights), (ii) to the extent the Borrower elects the Rule 144 Option with the consent of the Joint Lead Arrangers, through a private placement with an undertaking to deliver unlegended securities by the first anniversary of the issuance of such Take-Out Securities or (iii) to the extent the Borrower elects the Shelf Option with the consent of the Joint Lead Arrangers and such shelf registration statement has been declared effective by the SEC and remains effective at such time, through a public offering of Take-Out Securities pursuant to the shelf registration statement. To the extent the Borrower elects the Shelf Option and such shelf registration statement is declared effective by the SEC, the Borrower shall be required to maintain the shelf effective until the earlier to occur of (x) the date on which all of the Loans outstanding under this Agreement have been repaid or exchanged for Exchange Notes and (y) the third anniversary of the Closing Date; provided, that (A) the Joint Lead Arrangers acknowledge and agree that a shelf registration statement on Form S-1 requires manual updates to incorporate each periodic report and current report filed by the Borrower or its Affiliates by means of a post-effective amendment to the shelf registration statement, and each such post-effective amendment will cause such registration statement to not be available for the offer and sale of Take-Out Securities until such time as the SEC shall have declared such post-effective amendment effective, and (B) the Borrower may suspend the availability of the shelf registration statement for the offer and sale of Take-Out Securities for a Suspension Period (as defined below) if the Board of Directors of the Borrower or any Parent of the Borrower determines that (i) such registration would require disclosure of an event at such time as could reasonably be expected to have a material adverse effect on the business, results of operations or prospects of the Company, (ii) such registration would require disclosure of material information relating to a corporate development or (iii) the registration statement (including any amendment or supplement thereto) contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements therein not misleading; provided further, that the Borrower shall promptly notify the Joint Lead Arrangers upon the effectiveness of each post-effective amendment, in the case of subclause (A) above, and when the Suspension Period ends, in the case of subclause (B) above. For purposes of this Section 9.17(b), “Suspension

Period” shall mean each period of time commencing on the date upon which the Borrower provides written notice to the Joint Lead Arrangers of the suspension of the availability of the shelf registration statement in accordance with subclause (B) of this Section 9.17(b) and ending on the date upon which the Borrower provides written notice to the Joint Lead Arrangers of the discontinuation of such suspension; provided that the aggregate of all Suspension Periods shall not exceed 90 days in any consecutive 12-month period.

(c) Subject to the terms and conditions set forth in the first set of clauses (a) through (e) of Section 3 of the Fee Letter, the Take-Out Securities will contain the covenants, events of default and other provisions (including with respect to registration rights) as set forth in Exhibit H, with such changes as the Borrower and the Joint Lead Arrangers may mutually agree in writing. In no event shall the Take-Out Securities have a weighted average interest rate or yield to maturity greater than 11.25% per annum on the date such Take-Out Securities are issued.

(d) During the Marketing Period, the Borrower will, and will cause its subsidiaries to, participate in and cooperate in connection with the issuance of Take-Out Securities, as reasonably requested by the Joint Lead Arrangers, including by (i) preparing an offering memorandum or prospectus supplement, as applicable, (ii) using all commercially reasonable efforts to procure ratings for the Take-Out Securities, including, without limitation, making appropriate officers of the Borrower available at mutually agreeable times for meetings with rating agencies, (iii) preparing materials related to, participating in, making management available at mutually agreeable times for, and completing no more than one “road show” for all Take-Out Securities (which shall not last for more than five consecutive Business Days) as requested by the Joint Lead Arrangers, (iv) to the extent the Borrower elects the Shelf Option with the consent of the Joint Lead Arrangers, preparing materials related to, participating in, making management available at mutually agreeable times for, and completing, no more than one conference call with prospective investors (or such additional number of calls as may be agreed by the Borrower in its sole discretion) in connection with each Take-Out Notice, (v) using all commercially reasonable efforts to procure (x) a customary auditor comfort letter that does not contain limits on liability and is otherwise issued on terms acceptable to the Joint Lead Arrangers in their sole discretion and (y) customary legal opinions and/or letters in form and substance reasonably acceptable to the Joint Lead Arrangers, (vi) providing such legal due diligence updates as may be reasonably requested by the Lead Arrangers (including, without limitation, cooperation from counsel to the Borrower), and (vii) entering into customary agreements on mutually agreeable terms. In no event shall such assistance interfere in any material way with the day-to-day operations of the Borrower or its subsidiaries.

(e) The Borrower hereby agrees that it will (i) pursue implementation of the Shelf Option by filing (after the filing of Holdings’ annual report on Form 10-K for the year ended December 31, 2007) with the SEC a shelf registration statement on Form S-1 registering debt securities contemplated by clauses (b) and (c) of this Section 9.17 in an aggregate principal amount at least equal to the amount of Loans then outstanding for delayed or continuous offering and sales of securities pursuant to Rule 415 under the

Securities Act, and (ii) use all commercially reasonable efforts to cause such registration statement to be declared effective on or prior to the date that is 180 days after the Closing Date; provided, that the Borrower may abandon the Shelf Option at any time and without consequence under this Agreement if either (1) it determines in its sole discretion that it would not be able to implement the Shelf Option or maintain such shelf registration statement effective without unreasonable effort or expense or (2) upon the advice of counsel or communications with the Staff of the SEC, it determines in its sole discretion that the Shelf Option cannot be implemented.

(f) In connection with the Shelf Option contemplated by clauses (b), (d) and (e) of this Section 9.17, the Borrower may cause to be included in the shelf registration statement (to the extent such securities are then guaranteed by Holdings and may be registered for public offer and sale pursuant to such registration statement) one or more additional series of debt securities issued by the Borrower or one or more of its Subsidiaries in connection with the funding of any “Change of Control Backstop Facility” and/or the “Bermuda Unsecured Credit Facility,” in each case as defined in, and contemplated by, the Commitment Letter (the “Additional Debt Securities”). To the extent any Additional Debt Securities are included in the shelf registration statement, then the Joint Lead Arrangers may issue a Take-Out Notice that includes, in addition to or in lieu of Take-Out Securities, the public resale of one or more series of Additional Debt Securities; provided that such Take-Out Notice specifies an aggregate principal amount of each series of Additional Debt Securities included therein that is equal to or greater than the lesser of (x) $500,000,000 of such series of Additional Debt Securities and (y) 50% of the aggregate principal amount of such series of Additional Debt Securities then outstanding (together with all Additional Debt Securities of such series issuable in respect of loans then outstanding under the applicable Change of Control Backstop Facility or Bermuda Unsecured Credit Facility). Each Take-Out Notice that includes both Take-Out Securities and Additional Debt Securities shall constitute a single Take-Out Notice, and each Take-Out Notice that includes only Additional Debt Securities and no Take-Out Securities shall also constitute one Take-Out Notice, in each case (x) only to the extent that the obligations of the Borrower or such Subsidiary set forth in Section 9.17(d), if any, with respect to all securities to be offered pursuant to such Take-Out Notice is coordinated in a single, integrated offering effort and (y) subject to the maximum number of Take-Out Notices that may be given at such time. For the avoidance of doubt, the parties agree that under no circumstances shall the Borrower and its Subsidiaries be required, in connection with the issuance of all Take-Out Securities and/or Additional Debt Securities, to participate in (x) more than one “road show” or (y) in a number of accounting and legal updates and associated marketing conference calls greater than the number of times that the Joint Lead Arrangers are permitted to issue a Take-Out Notice pursuant to Section 9.17(b).

SECTION 10. NEGATIVE COVENANTS.

10.1. Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) (i) The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and (ii) the Borrower shall not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Borrower and any Restricted Subsidiary of the Borrower may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Debt to Adjusted EBITDA Ratio of the Borrower for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would be less than or equal to 8.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

(b) The limitations set forth in Section 10.1(a) shall not apply to (collectively, “Permitted Debt”):

(i) the Incurrence by the Borrower or its Restricted Subsidiaries of Indebtedness under any Credit Agreements and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $4,000.0 million outstanding at any one time;

(ii) the Incurrence by the Borrower (and, if applicable, any Guarantors) of Indebtedness represented by (a) the Loans and any Guarantees (including any Exchange Notes issued in exchange therefor and guarantees thereof), (b) the Senior PIK Loans and any guarantees thereof (including any exchange notes issued in exchange therefor and guarantees thereof), and (c) the Notes and any guarantees thereof, the proceeds of which are used to refinance any Loans or Senior PIK Loans, but not including any Notes in excess of the amount of Loans and Senior PIK Loans issued on the Closing Date together with all Senior PIK Loans issued as PIK Interest, in each case subject to the second sentence of Section 10.1(c);

(iii) Indebtedness of the Borrower and its Restricted Subsidiaries existing on the Closing Date, including any Indebtedness Incurred on the Closing Date (other than Indebtedness described in clauses (i) and (ii) of this Section 10.1(b));

(iv) Indebtedness (including Capitalized Lease Obligations) Incurred by the Borrower or any of its Restricted Subsidiaries, Disqualified Stock issued by the Borrower or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Borrower to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (iv), does not exceed the greater of (x) $450.0 million and (y) 4% of Total Assets of the Borrower at the time of Incurrence;

(v) Indebtedness Incurred by the Borrower or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi) Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or the disposition of any business, assets or a Subsidiary of the Borrower in accordance with the terms of this Agreement, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii) Indebtedness of the Borrower to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of the Borrower under the Loans; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(viii) shares of Preferred Stock of a Restricted Subsidiary issued to the Borrower or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(ix) Indebtedness of a Restricted Subsidiary to the Borrower or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(x) Hedging Obligations (other than for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Agreement to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(xi) obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds, completion guarantees and the Lockheed Note provided by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xii) Indebtedness or Disqualified Stock of the Borrower or any Restricted Subsidiary of the Borrower and Preferred Stock of any Restricted Subsidiary of the Borrower not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (xii), does not exceed the greater of (x) $650.0 million and (y) 4% of Total Assets of the Borrower at any one time outstanding (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock Incurred or issued under this clause (xii) shall cease to be deemed Incurred or outstanding for purposes of this clause (xii) but shall be deemed Incurred for purposes of Section 10.1(a) from and after the first date on which the Borrower or the Restricted Subsidiary, as the case may be, could have Incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under Section 10.1(a) without reliance upon this clause (xii));

(xiii) any guarantee by the Borrower or a Restricted Subsidiary of Indebtedness or other obligations of the Borrower or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Borrower or such Restricted Subsidiary is permitted under the terms of this Agreement; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Loans or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Loans or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Loans or the Guarantee of such Restricted Subsidiary, as applicable;

(xiv) the Incurrence by the Borrower or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Borrower which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock as permitted under Section 10.1(a) and clauses (ii), (iii), (iv), (xiv), (xv), (xix), (xx), (xxii) and (xxiii) of this Section 10.1(b) or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that was due on or after the date one year following the Extended Maturity Date were instead due on such date one year following the Extended Maturity Date;

(2) to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Loans, such Refinancing Indebtedness is junior to the Loans or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(3) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(4) shall not include Indebtedness of the Borrower or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(5) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (iv) or (xx) of this Section 10.1(b), shall be deemed to have been Incurred and to be outstanding under such clause (iv) or (xx) of this Section 10.1(b), as applicable, and not this clause (xiv) for purposes of determining amounts outstanding under such clauses (iv) and (xx) of this Section 10.1(b); and provided, further, that subclause (1) of this clause (xiv) shall not apply to any refunding, refinancing or defeasance of (A) the Loans or (B) any Secured Indebtedness;

(xv) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Borrower or any of its Restricted Subsidiaries or merged or amalgamated into the Borrower or a Restricted Subsidiary in accordance with the terms of this Agreement; provided, however, that such Indebtedness, Disqualified Stock or Preferred Stock is not Incurred in contemplation of such acquisition, merger or amalgamation; provided, further, however, that after giving effect to such acquisition, merger or amalgamation, either:

(1) the Borrower would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in Section 10.1(a); or

(2) the Debt to Adjusted EBITDA Ratio of the Borrower would be less than or equal to such ratio immediately prior to such acquisition;

(xvi) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Borrower or any Restricted Subsidiary other than a Receivables Subsidiary;

(xvii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xviii) Indebtedness of the Borrower or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(xix) Contribution Indebtedness;

(xx) Indebtedness of Restricted Subsidiaries that are not Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this Section 10.1(b) (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), does not exceed the greater of (x) $75.0 million and (y) 10% of the Total Assets of the Restricted Subsidiaries of Intelsat Sub Holdco that are not guarantors of any Indebtedness of the Borrower;

(xxi) Indebtedness of the Borrower or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxii) Indebtedness of the Borrower or any of the Restricted Subsidiaries incurred to repurchase or refinance any Specified Existing Intelsat Corp Notes; and

(xxiii) Indebtedness of the Borrower or any of its Restricted Subsidiaries Incurred to repay, repurchase or refinance any of the Existing Subsidiary Notes or the Intelsat Jackson Unsecured Credit Agreement.

(c) For purposes of determining compliance with this Section 10.1, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in Sections 10.1(b)(i) through (xxiii) above or is entitled to be Incurred pursuant to Section 10.1(a), the Borrower shall, in its sole discretion divide, classify or reclassify or later divide, classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock in any manner that complies with this Section 10.1 and such item of Indebtedness, Disqualified Stock or Preferred Stock shall be treated as having been Incurred pursuant to one or more of such clauses or pursuant to Section 10.1(a); provided that all Indebtedness under the Credit Agreements outstanding on the Closing Date shall be deemed to have been Incurred pursuant to Section 10.1(b)(i). Upon consummation of the Serafina Assignment, all Indebtedness of Intelsat Bermuda and its Restricted Subsidiaries outstanding on the Closing Date (other than Indebtedness described in clauses (i) and (ii) of Section 10.1(b)) shall be deemed to have been Incurred pursuant to Section 10.1(b)(iii). At no time during the period between initial funding of the Loans under this Agreement and the consummation of the Serafina Assignment shall the Initial Borrower be deemed to have Incurred the Existing Intelsat Notes. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an Incurrence of Indebtedness for purposes of this Section 10.1. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 10.1.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. Dollar Equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

10.2. Limitation on Restricted Payments.

(a) The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of the Borrower’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Borrower (other than (A) dividends or distributions by the Borrower payable solely in Equity Interests (other than Disqualified Stock) of the Borrower; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Borrower or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii) purchase or otherwise acquire or retire for value any Equity Interests of the Borrower or any Parent of the Borrower;

(iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Borrower or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (vii) and (ix) of Section 10.1(b)); or

(iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Borrower would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.75 to 1.0; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Borrower and its

Restricted Subsidiaries after February 4, 2008 (including Restricted Payments permitted by clauses (i), (iv) (only to the extent of one-half of the amounts paid pursuant to such clause), (vi), (viii) and (xiii)(D) (only to the extent that the Borrower does not designate any such Holdings Principal Distributions to reduce the amount of Restricted Payments that may be made in reliance on clause (x)) of Section 10.2(b), but excluding all other Restricted Payments permitted by Section 10.2(b)), is less than the amount equal to the difference between (1) the Cumulative Credit and (2) 1.4 times Cumulative Interest Expense (it being understood that for purposes of calculating Cumulative Interest Expense for this purpose only, any of the Borrower’s or its Subsidiaries’ non-cash interest expense and amortization of original issue discount shall be excluded).

(b) The provisions of Section 10.2(a) shall not prohibit:

(i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement;

(ii) (A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Borrower or any Parent of the Borrower or Subordinated Indebtedness of the Borrower or any Subsidiary Guarantor, if any, in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the sale of any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries) of Equity Interests of the Borrower or any Parent of the Borrower or contributions to the equity capital of the Borrower (collectively, including any such contributions, “Refunding Capital Stock”) and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries) of Refunding Capital Stock;

(iii) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Borrower or any Subsidiary Guarantor, if any, made by exchange for, or out of the proceeds of, the substantially concurrent sale of, new Indebtedness of the Borrower or any Subsidiary Guarantor, if any, which is Incurred in accordance with Section 10.1 so long as:

(A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(B) such Indebtedness is subordinated to the Loans or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(C) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) one year following the Extended Maturity Date, and

(D) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the Extended Maturity Date were instead due on such date one year following the Extended Maturity Date;

(iv) the repurchase, retirement or other acquisition (or dividends to any Parent of the Borrower to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Borrower or any Parent of the Borrower held by any future, present or former employee, director or consultant of the Borrower, any Parent of the Borrower or any Subsidiary of the Borrower pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (iv) do not exceed $35.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $70.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Borrower or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Borrower or any Parent of the Borrower (to the extent contributed to the Borrower) to members of management, directors or consultants of the Borrower and its Restricted Subsidiaries or any Parent of the Borrower that occurs after January 28, 2005 (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend shall not increase the amount available for Restricted Payments under Section 10.2(a)(3)); plus

(B) the cash proceeds of key man life insurance policies received by the Borrower, any Parent of the Borrower (to the extent contributed to the Borrower) or the Borrower’s Restricted Subsidiaries after January 28, 2005;

provided that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided, further, that the cancellation of Indebtedness owing to the Borrower from members of management of the Borrower, of any direct or indirect Parent of the Borrower or of any Restricted Subsidiary of the Borrower in connection with a repurchase of Equity Interests of the Borrower or any Parent of the Borrower will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of this Agreement;

(v) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Borrower or any of its Restricted Subsidiaries issued or incurred in accordance with Section 10.1;

(vi) the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after February 4, 2008, (b) to any Parent of the Borrower, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Borrower issued after February 4, 2008 and (c) on Refunding Capital Stock in excess of amounts permitted pursuant to clause (2) of this paragraph; provided, however, that (A) in the case of (a), (b) and (c) of this clause (vi), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Borrower would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test in Section 10.1(a) and (B) the aggregate amount of dividends declared and paid pursuant to subclauses (a) and (b) of this clause (vi) does not exceed the net cash proceeds actually received by the Borrower from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after February 4, 2008;

(vii) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed $125.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(viii) the payment of dividends on the Borrower’s ordinary shares or common stock (or the payment of dividends to any Parent of the Borrower, as the case may be, to fund the payment by any Parent of the Borrower of dividends on such entity’s ordinary shares or common stock) of up to 7.5% per annum of the net proceeds received by the Borrower from any public offering of ordinary shares or common stock or contributed to the Borrower by any Parent of the Borrower from any public offering of ordinary shares or common stock;

(ix) Investments that are made with Excluded Contributions;

(x) other Restricted Payments in an aggregate amount not to exceed $200.0 million if, immediately after giving effect to such Restricted Payment on a pro forma basis, the Borrower would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.75 to 1.0; provided that the amount of Restricted Payments permitted pursuant to this clause (x) shall be reduced (but not to less than zero) by an amount equal to the amount of Holdings Principal Distributions that the Borrower designates at the time of making such Holdings Principal Distributions to reduce the amount of Restricted Payments that may be made pursuant to this clause (x);

(xi) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Borrower or a Restricted Subsidiary of the Borrower by, Unrestricted Subsidiaries;

(xii)(A) with respect to any tax year or portion thereof that a Tax-affected Investor would be required to recognize on a current basis taxable income attributable to earnings and profits of the Borrower or its Subsidiaries in advance of any distribution of such earnings and profits by the Borrower, an amount equal to the product of (i) the amount of the income so required to be included (it being understood that for purposes of calculating such income pursuant to clause (A), any of the Borrower’s non-cash interest expense and amortization of original issue discount shall be excluded) and (ii) the Presumed Tax Rate; provided that in the case of any such distribution other than a distribution solely on account of any Parent of the Borrower qualifying as a Flow-Through Entity, the Trustee shall have received an opinion of nationally recognized tax counsel to the effect that the earnings and profits of the Borrower and its Subsidiaries are subject to inclusion in income of a Tax-affected Investor on a current basis in advance of any distribution of such earnings and profits; and (B) for any taxable year, payment of dividends or other distributions to any Parent of the Borrower if any Parent of the Borrower is required to file a consolidated, unitary or similar tax return reflecting income of the Borrower or its Restricted Subsidiaries in an amount equal to the portion of such taxes attributable to the Borrower and/or its Restricted Subsidiaries that are not payable directly by the Borrower or its Restricted Subsidiaries, but not to exceed the amount that the Borrower or such Restricted Subsidiaries would have been required to pay in respect of taxes if the Borrower and such Restricted Subsidiaries had been required to pay such taxes directly as standalone taxpayers (or a standalone group separate from such Parent);

(xiii) the payment of dividends, other distributions or other amounts by the Borrower to, or the making of loans to, any Parent, in amounts required for such Parent to:

(A) pay amounts equal to the amounts required for any Parent of the Borrower to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any Parent of the Borrower and general corporate overhead expenses of any Parent of the Borrower, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Borrower and its Subsidiaries;

(B) pay amounts equal to amounts required for any Parent of the Borrower to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Borrower or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Borrower Incurred in accordance with Section 10.1;

(C) pay cash interest on the Existing Intelsat Notes pursuant to the terms of the agreements governing such Existing Intelsat Notes as in effect on the Closing Date and to pay any cash interest on any Indebtedness refinancing the Existing Intelsat Notes; provided that such Indebtedness remains the sole obligation of Holdings and the principal amount of any such Indebtedness redeeming, refinancing or replacing the Existing Intelsat Notes does not exceed the principal amount of the Indebtedness refinanced, plus any premiums, fees and expenses payable in connection with such refinancing; and

(D) pay principal and premium, if any, on the Existing Intelsat Notes pursuant to the terms of the agreements governing such Existing Intelsat Notes as in effect on the Closing Date and to pay any principal and premium, if any, on any Indebtedness refinancing the Existing Intelsat Notes; provided that immediately after giving effect to such payment on a pro forma basis, the Borrower would have a Debt to Adjusted EBITDA Ratio of less than or equal to (x) 7.50 to 1.0, in the case of the 7 5/8% Senior Notes due 2012 and (y) 7.25 to 1.0, in the case of the 6 1/2% Senior Notes due 2013 (any such payments made pursuant to this subclause (D), “Holdings Principal Distributions”); provided further that the Borrower shall deliver a certificate to the Administrative Agent at the time of making any Holdings Principal Distributions that designates a reduction of an equal amount of Restricted Payments that may be made pursuant to Section 10.2(b)(x) and/or 10.2(a)(3) (which latter clause may be reduced to below zero) in such proportion as the Borrower designates in such certificate;

(xiv) any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions (including pursuant to or as contemplated by the Acquisition Documents, whether on the Closing Date or thereafter as disclosed or contemplated by the Offering Memorandum and which shall include the distribution to Holdings of amounts sufficient to redeem or otherwise satisfy and discharge Holdings’ 5 1/ 4% Senior Notes due 2008), or owed by the Borrower or any Parent of the Borrower or Restricted Subsidiaries of the Borrower to Affiliates, in each case to the extent permitted by Section 10.5;

(xv) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xvi) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(xvii) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Borrower and its Restricted Subsidiaries, pursuant to provisions similar to those described under Sections 10.4 and 10.6; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Borrower (or a third party to the extent permitted by this Agreement) has made a Change of Control Offer or Excess Proceeds Offer, as the case may be, with respect to the Loans as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Excess Proceeds Offer, as the case may be;

(xviii) any payments made in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof);

(xix) the repurchase, redemption or other acquisition or retirement for value (including repayment at maturity) of the Lockheed Note (including any payments to any Parent of the Borrower to effect the foregoing); provided that any Indebtedness Incurred in connection with any such redemption, repurchase or other acquisition is Incurred in accordance with Section 10.1;

(xx) the repurchase, redemption or other acquisition or retirement for value of any of the Existing Intelsat Notes from the proceeds of a Specified Sale/Leaseback Transaction (including any payments to any Parent of the Borrower to effect the foregoing); and

(xxi) the payment of dividends, other distributions or other amounts by the Borrower to, or the making of loans by the Borrower or any of its Restricted

Subsidiaries to, any Parent of the Borrower to the extent that amounts equal to such dividends, distributions, other amounts or loans are promptly contributed to the capital of the Borrower by such Parent or otherwise promptly repaid by such Parent to the Borrower or any Restricted Subsidiary of the Borrower (whether in the form of interest or principal or other payment on debt existing on the Closing Date); provided that any amounts contributed to the capital of the Borrower or otherwise repaid pursuant to this clause (xxi) shall be excluded from the calculation set forth in the definition of the term “Cumulative Credit”;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (v), (vi), (vii), (x), (xi), (xiii)(C), (xvii) and (xix) of this Section 10.2(b), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) As of the Closing Date, all of the Borrower’s Subsidiaries shall be Restricted Subsidiaries. The Borrower shall not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Borrower and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

10.3. Dividend and Other Payment Restrictions Affecting Subsidiaries. The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Borrower or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Borrower or any of its Restricted Subsidiaries;

(b) make loans or advances to the Borrower or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Borrower or any of its Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to the Credit Agreements and the other Senior Credit Documents, the Intelsat Jackson Unsecured Credit Agreement, documents and agreements relating to the Specified Intercompany Agreements, the Existing Intelsat Notes, the Existing Subsidiary Notes, the Intelsat Bermuda Loan and the Lockheed Note;

(2) this Agreement, the Loans, the Exchange Note Indenture, the Exchange Notes, the credit agreement governing the Senior PIK Loans, the Senior PIK Loans, the exchange note indenture with respect to exchange notes for the Senior PIK Loans and such exchange notes, and any Take-Out Securities (and, in each case, any guarantees thereof);

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by the Borrower or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) contracts or agreements for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to Sections 10.1 and 10.8 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9) purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, licenses, contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing that, in the good faith judgment of the Borrower, are necessary or advisable in connection therewith; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) agreements and instruments, including agreements and instruments governing Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Borrower that is Incurred subsequent to the Closing Date and permitted pursuant to Section 10.1; provided that either (A) the provisions relating to such encumbrance or restriction contained in such agreements or instruments are no less favorable to the Borrower, taken as a whole, as determined by the Board of Directors of the Borrower in good faith, than the provisions contained in any Credit Agreement and the other Senior Credit Documents, the Intelsat Jackson Unsecured Credit Agreement, the Intelsat Bermuda Loan or in an indenture or agreement governing the Existing Intelsat Notes, the Existing Subsidiary Notes, or the Loans in each case, as in effect on the Closing Date or (B) such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Borrower’s ability to make anticipated principal or interest payments on the Loans (as determined by the Borrower in good faith);

(13) any Restricted Investment not prohibited by Section 10.2 and any Permitted Investment; and

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Borrower or a Restricted Subsidiary of the Borrower to other Indebtedness Incurred by the Borrower or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

10.4. Asset Sales.

(a) The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Borrower or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Borrower) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i) any liabilities (as shown on the Borrower’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Borrower or any Restricted Subsidiary of the Borrower (other than liabilities that are by their terms subordinated to the Loans) that are assumed by the transferee of any such assets,

(ii) any notes or other obligations or other securities or assets received by the Borrower or such Restricted Subsidiary of the Borrower from such transferee that are converted by the Borrower or such Restricted Subsidiary of the Borrower into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(iii) any Designated Non-cash Consideration received by the Borrower or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed 6.25% of Total Assets of the Borrower at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall be deemed to be Cash Equivalents for the purposes of this Section 10.4(a).

(b) Within 15 months after the Borrower’s or any Restricted Subsidiary of the Borrower’s receipt of the Net Proceeds of any Asset Sale (or Event of Loss Proceeds), the Borrower or such Restricted Subsidiary of the Borrower may apply the Net Proceeds from such Asset Sale (together with any Event of Loss Proceeds), at its option:

(i) to permanently reduce Obligations under Secured Indebtedness or Pari Passu Indebtedness (provided that if the Borrower or any Guarantor shall so reduce Obligations under Pari Passu Indebtedness (other than Pari Passu Indebtedness that is Secured Indebtedness and other than Pari Passu Indebtedness that is Indebtedness represented by the Borrower’s guarantee of Indebtedness of any Restricted Subsidiary of the Borrower), the Borrower shall equally and ratably reduce Obligations under this Agreement if the Loans are then prepayable or, if the Loans may not then be prepaid, by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of Loans that would otherwise be prepaid) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Borrower or an Affiliate of the Borrower; provided that if an offer to purchase any Indebtedness of any of the Borrower or its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of the Borrower or a Restricted Subsidiary, as the case may be, will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Net Proceeds in the amount of such offer will be deemed to exist following such offer,

(ii) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Borrower), or capital expenditures or assets, in each case used or useful in a Similar Business, and/or

(iii) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Borrower), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (ii) and (iii) above, if a binding commitment is made within 15 months of such Asset Sale or Event Loss, then such reinvestment period will be extended by up to an additional 12 months. Pending the final application of any such Net Proceeds (or Event of Loss Proceeds), the Borrower or such Restricted Subsidiary of the Borrower may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds (or Event of Loss Proceeds) in Cash Equivalents or Investment Grade Securities. Any Net Proceeds from any Asset Sale (or Event of Loss Proceeds) that are not applied as provided and within the time period set forth in the first sentence of this Section 10.4(b) (it being understood that any portion of such Net Proceeds (or Event of Loss Proceeds) used to make an offer to prepay the Loans, as described in clause (i) above, shall be deemed to have been invested whether or not such offer is accepted) shall be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $55.0 million, the Borrower shall make a Mandatory Prepayment Offer pursuant to Section 5.2 and in accordance with this Section 10.4. Upon completion of any such Excess Proceeds Offer, the amount of Excess Proceeds shall be reset at zero.

10.5. Transactions With Affiliates.

(a) The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Borrower or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Borrower or such Restricted Subsidiary with an unrelated Person; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $35.0 million, the Borrower delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Borrower or any Parent of the Borrower approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b) The provisions of Section 10.5(a) shall not apply to the following:

(i) (A) transactions between or among the Borrower and/or any of its Restricted Subsidiaries and (B) any merger or amalgamation of the Borrower and any direct parent company of Borrower; provided that such parent company shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Borrower and such merger or amalgamation is otherwise in compliance with the terms of this Agreement and effected for a bona fide business purpose;

(ii) (A) Restricted Payments permitted by Section 10.2 and (B) Investments under the definition of “Permitted Investments”;

(iii) the entering into of any agreement to pay, and the payment of, management, consulting, monitoring and advisory fees and expenses to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (x) $12.5 million and (y) 1.25% of Adjusted EBITDA of the Borrower and its Restricted Subsidiaries for the immediately preceding fiscal year;

(iv) the payment of reasonable and customary fees to, and indemnity provided on behalf of officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary of the Borrower or any Parent of the Borrower;

(v) payments by the Borrower or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Borrower in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Memorandum;

(vi) transactions in which the Borrower or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 10.5(a);

(vii) payments or loans (or cancellation of loans) to employees or consultants that are approved by a majority of the Board of Directors of the Borrower in good faith;

(viii) any agreement as in effect as of the Closing Date and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the Lenders in any material respect than the original agreement as in effect on the Closing Date) or any transaction contemplated thereby;

(ix) the existence of, or the performance by the Borrower or any of its Restricted Subsidiaries of its obligations under the terms of, the Acquisition Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (ix) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the Lenders in any material respect than the original agreement as in effect on the Closing Date;

(x) transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions, as described in the Offering Memorandum or contemplated by the Acquisition Documents;

(xi) (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement, which are fair to the Borrower and its Restricted Subsidiaries, in the reasonable judgment of the Borrower, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party and (B) transactions with Joint Ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(xii) any transaction effected as part of a Qualified Receivables Financing;

(xiii) the issuance of Equity Interests (other than Disqualified Stock) of the Borrower to any Permitted Holder or to any director, officer, employee or consultant of the Borrower or any Parent of the Borrower;

(xiv) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Borrower or any Parent of the Borrower or of a Restricted Subsidiary of the Borrower, as appropriate, in good faith;

(xv) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (xii) of Section 10.2(b);

(xvi) any contribution to the capital of the Borrower;

(xvii) transactions permitted by, and complying with, the provisions of Section 10.10;

(xviii) transactions between the Borrower or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Borrower or any Parent of the Borrower; provided, however, that such director abstains from voting as a director of the Borrower or such Parent, as the case may be, on any matter involving such other Person;

(xix) pledges of Equity Interests of Unrestricted Subsidiaries;

(xx) any employment agreements entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business; and

(xxi) any transaction pursuant to or in connection with the Specified Intercompany Agreements.

10.6. Change Of Control.

(a) Upon the occurrence of a Change of Control, each Lender shall have the right to require the Borrower to repurchase all or any part of such Lender’s Loans at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase in accordance with Section 5.2(a).

(b) Notwithstanding the foregoing provisions of this Section, the Borrower shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section and Section 5.2(a) applicable to a Change of Control Offer made by the Borrower and purchases all Loans validly surrendered and not withdrawn under such Change of Control Offer.

10.7. Future Guarantors.

(a) The Borrower shall not permit any of its Restricted Subsidiaries (other than (i) any Receivables Subsidiary formed in connection with a Qualified Receivables Financing and (ii) any License Subsidiary in connection with any guarantee of any Credit Agreement) that is not a Subsidiary Guarantor to, directly or indirectly, guarantee the payment of any Indebtedness of the Borrower other than Permitted Debt unless such Subsidiary executes and delivers to the Administrative Agent a Guarantee substantially in the form of Exhibit A-2 (together with such opinions or certificates reasonably requested in connection therewith) pursuant to which such Subsidiary will guarantee payment of the Loans. Each Guarantee shall be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance, financial assistance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(b) In addition to the terms that may be specified in instrument creating the Guarantee by a Subsidiary Guarantor, if any, such a Guarantee of a Subsidiary Guarantor will be automatically released and discharged upon:

(1) the sale, disposition or other transfer (including through merger, amalgamation or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which an applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition or other transfer is made in compliance with this Agreement, or

(2) the Borrower designating a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with Section 10.2 and the definition of “Unrestricted Subsidiary,” or

(3) in the case of any Restricted Subsidiary which, after the Closing Date, is required to guarantee the Loans pursuant to Section 10.7(a), the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of the Borrower or any Restricted Subsidiary of the Borrower or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Loans, or

(4) in the case of any Exchange Notes, the issuer’s exercise of its legal defeasance option or covenant defeasance option as described in Exhibit H or if the issuer’s obligations under the Exchange Note Indenture are discharged in accordance with its terms; and

(ii) in the case of clause (i)(1) of this Section 10.7(b), such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Intelsat Credit Agreement, the Intelsat Jackson Unsecured Credit Agreement and any other Indebtedness of the Borrower or any Restricted Subsidiary of the Borrower.

(c) A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

10.8. Liens. The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) that secures any obligations under Indebtedness of the Borrower against or on any asset or property now owned or hereafter acquired by the Borrower, or any income or profits therefrom, unless:

(1) in the case of Liens securing Indebtedness that is Subordinated Indebtedness, the Loans are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the Loans are equally and ratably secured; provided that any Lien which is granted to secure the Loans under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Loans under this covenant.

10.9. Suspension of Covenants.

(a) During any period of time that: (i) the Loans have Investment Grade Ratings from two Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Borrower and the Restricted Subsidiaries shall not be subject to the provisions of Sections 9.3, 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.10(a)(iv) (collectively, the “Suspended Covenants”).

(b) Upon the occurrence of a Covenant Suspension Event, any Guarantees of the Subsidiary Guarantors, if any, will also be suspended as of such date (the “Suspension Date”).

(c) In the event that the Borrower and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Loans below an Investment Grade Rating, then the Borrower and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees, if any, of any Subsidiary Guarantors will be reinstated if such guarantees are then required by the terms of this Agreement. The period of time between the Suspension Date and the Reversion Date is referred to in this Agreement as the “Suspension Period.”

(d) Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

(e) On the Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Section 10.1(a) or Section 10.1(b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 10.1(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under Section 10.1(b)(iii). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 10.2 will be made as though under Section 10.2 had been in effect since the Closing Date (with amounts calculated from the respective dates specified in that covenant and the related definitions) and throughout the Suspension Period. For the avoidance of doubt, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 10.2(a). No Default or Event of Default shall be deemed to have occurred on the Reversion Date as a result of any actions taken by the Borrower or its Restricted Subsidiaries during the Suspension Period.

(f) The Borrower shall deliver promptly to the Administrative Agent an Officers’ Certificate notifying the Administrative Agent of any Covenant Suspension Event or Reversion Date, as the case may be, pursuant to this Section 10.9.

10.10. When Borrower May Merge or Transfer Assets.

(a) The Borrower shall not consolidate, amalgamate or merge with or into or wind up into (whether or not the Borrower is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) the Borrower is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Borrower) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, under the laws of the jurisdiction of organization of the Borrower or any Subsidiary or Parent of the Borrower or under the laws of Bermuda or any country that is a member of the European Union (the Borrower or such Person, as the case may be, being herein called the “Successor Company”);

(ii) the Successor Company (if other than the Borrower) expressly assumes all the obligations of the Borrower under this Agreement and the Loans pursuant to documents or instruments in form reasonably satisfactory to the Administrative Agent;

(iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(1) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in Section 10.1(a); or

(2) the Debt to Adjusted EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or less than such ratio for the Borrower and its Restricted Subsidiaries immediately prior to such transaction; and

(v) any Guarantor, unless it is the other party to the transactions described above, shall have confirmed in writing that its Guarantee shall apply to such Person’s obligations under this Agreement and the Loans.

Notwithstanding the foregoing clauses (iii) and (iv) of this Section 10.10(a), (A) the Borrower or any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Borrower or to another Restricted Subsidiary and (B) the Borrower may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating the Borrower in a (or another) state of the United States, the District of Columbia, any territory of the United States, Bermuda or any country that is a member of the European Union so long as the amount of Indebtedness of the Borrower and its Restricted Subsidiaries is not increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”).

(b) Subject to the provisions of any Guarantee, any Subsidiary Guarantor shall not, and the Borrower shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Subsidiary Guarantor is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, under the laws of the jurisdiction of organization of the Borrower or any Subsidiary or Parent of the Borrower or under the laws of Bermuda or any country that is a member of the European Union (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(ii) the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Agreement and such Subsidiary Guarantor’s Guarantee pursuant to documents or instruments in form reasonably satisfactory to the Administrative Agent; and

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing.

Subject to the limitations described in this Agreement, the Successor Guarantor shall succeed to, and be substituted for, such Subsidiary Guarantor under this Agreement and such Subsidiary Guarantor’s Guarantee, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under this Agreement and such Subsidiary Guarantor’s guarantee. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in a (or another) state of the United States, the District of Columbia, any territory of the United States, Bermuda or any country that is a member of the European Union or the jurisdiction of organization of the Borrower, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge amalgamate or consolidate with another Subsidiary Guarantor or the Borrower.

(c) Notwithstanding Sections 10.10(a) and (b) and Section 10.11 below, nothing in these Sections 10.10 and 10.11 shall prevent any Subsidiary Transfer Transaction, which need not comply with Sections 10.10(a) or (b) and 10.11.

(d) Notwithstanding anything in this Section 10.10 to the contrary, the Initial Borrower shall be permitted to consummate the Serafina Assignment, upon which the Initial Borrower shall be released of all obligations and liabilities hereunder and the Borrower shall be substituted for the Initial Borrower in accordance with Section 10.11. Intelsat Bermuda shall expressly assume all the obligations of the Initial Borrower under this Agreement and the Loans pursuant to an assumption agreement governed by New York law, in the form attached as Exhibit A-3 hereto, to be executed by Intelsat Bermuda promptly following consummation of the Serafina Assignment.

10.11. Successor Company Substituted. Upon any consolidation, merger or amalgamation, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Borrower in accordance or permitted by with Section 10.10 hereof, the Successor Company (if other than the Borrower) shall succeed to and be substituted for, and may exercise every right and power of, the Borrower under this Agreement with the same effect as if such Successor Company had been named as the Borrower herein.

SECTION 11. [RESERVED].

SECTION 12. EVENTS OF DEFAULT

12.1. Events of Default. An “Event of Default” occurs if:

(a) the Borrower defaults in any payment of interest on any Loan when the same becomes due and payable, and such default continues for a period of 30 days,

(b) the Borrower defaults in the payment of principal or premium, if any, of any Loan when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c) the Borrower or any of its Restricted Subsidiaries fails to comply with any of its agreements in this Agreement (other than those referred to in (a) or (b) above), and such failure continues for 60 days after the notice specified below; provided, however, that to the extent such failure relates solely to an action or inaction by Intelsat General or another Government Business Subsidiary, and the Borrower and its Restricted Subsidiaries have otherwise complied with Section 9.16, no Event of Default shall occur,

(d) Holdings, the Borrower or any Significant Subsidiary fails to pay any Indebtedness (other than Indebtedness owing to a Parent of the Borrower or a Restricted Subsidiary of the Borrower) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent,

(e) Holdings, the Borrower or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,

(f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against Holdings, the Borrower or any Significant Subsidiary of the Borrower in an involuntary case;

(ii) appoints a Custodian of Holdings, the Borrower or any Significant Subsidiary of the Borrower or for any substantial part of its property; or

(iii) orders the winding up or liquidation of Holdings, the Borrower or any Significant Subsidiary of the Borrower; or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days, or

(g) Holdings, the Borrower or any Significant Subsidiary fails to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term “Bankruptcy Law” means Title 11, United States Code, or any similar U.S. Federal, state or any foreign law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clause (c) above shall not constitute an Event of Default until the Administrative Agent or Lenders of at least 25% in principal amount of the outstanding Loans notify the Borrower of the Default and the Borrower does not cure such Default within the time specified in clause (c) above after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”. The Borrower shall deliver to the Administrative Agent, within thirty days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Borrower is taking or proposes to take with respect thereto.

12.2. Acceleration. If an Event of Default (other than an Event of Default specified in Section 12.1(e) or (f) with respect to the Borrower) occurs and is continuing, the Administrative Agent or Lenders of at least 25% in principal amount of outstanding Loans by notice to the Borrower, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Loans to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 12.1(e) or (f) with respect to the Borrower occurs, the principal of, premium, if any, and interest on all the Loans shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Administrative Agent or any Lenders. The Required Lenders by notice to the Administrative Agent may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

In the event of any Event of Default specified in Section 12.1(d), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Administrative Agent or the Lenders, if within 30 days after such Event of Default arose the Borrower delivers an Officers’ Certificate to the Administrative Agent stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Loans as described above be annulled, waived or rescinded upon the happening of any such events.

12.3. Other Remedies. If an Event of Default occurs and is continuing, the Administrative Agent may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Loans or to enforce the performance of any provision of the Loans or this Agreement.

The Administrative Agent may maintain a proceeding even if it does not possess any of the Loans or does not produce any of them in the proceeding. A delay or omission by the Administrative Agent or any Lender in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

12.4. Waiver of Past Defaults. Provided the Loans are not then due and payable by reason of a declaration of acceleration, the Required Lenders by notice to the Administrative Agent may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Loan when required pursuant to the terms of this Agreement or (c) a Default in respect of a provision that under Section 14.1 cannot be amended without the consent of each Lender affected. When a Default is waived, it is deemed cured and the Borrower, the Administrative Agent and the Lenders will be restored to their former positions and rights under this Agreement, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

12.5. Control by Majority. The Required Lenders may direct the time, method and place of conducting any proceeding for any remedy available to the Administrative Agent or of exercising any trust or power conferred on the Administrative Agent. However, the Administrative Agent may refuse to follow any direction that conflicts with law or this Agreement or, subject to Article 13, that the Administrative Agent determines is unduly prejudicial to the rights of any other Lender or that would involve the Administrative Agent in personal liability; provided, however, that the Administrative Agent may take any other action deemed proper by the Administrative Agent that is not inconsistent with such direction. Prior to taking any action under this Agreement, the Administrative Agent shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

12.6. Limitation on Suits.

(a) Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Lender may pursue any remedy with respect to this Agreement or the Loans unless:

(i) the Lender gives to the Administrative Agent written notice stating that an Event of Default is continuing;

(ii) the Lenders of at least 25% in principal amount of the outstanding Loans make a written request to the Administrative Agent to pursue the remedy;

(iii) such Lender or Lenders offer to the Administrative Agent reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(iv) the Administrative Agent does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

(v) the Required Lenders do not give the Administrative Agent a direction inconsistent with the request during such 60-day period.

(b) A Lender may not use this Agreement to prejudice the rights of another Lender or to obtain a preference or priority over another Lender.

12.7. Rights of the Lenders to Receive Payment. Notwithstanding any other provision of this Agreement, the right of any Lender to receive payment of principal of and interest on the Loans held by such Lender, on or after the respective due dates expressed or provided for in the Loans, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Lender.

12.8. Priorities. If the Administrative Agent collects any money or property pursuant to this Section 12, it shall pay out the money or property in the following order:

FIRST: to the Administrative Agent for amounts due under Section 13;

SECOND: to Lenders for amounts due and unpaid on the Loans for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Loans for principal and interest, respectively; and

THIRD: to the Borrower or, to the extent the Administrative Agent collects any amount from any Guarantor, to such Guarantor.

The Administrative Agent may fix a record date and payment date for any payment to the Lenders pursuant to this Section. At least 15 days before such record date, the Administrative Agent shall mail to each Lender and the Borrower a notice that states the record date, the payment date and amount to be paid.

SECTION 13. THE ADMINISTRATIVE AGENT.

13.1. Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent. Each of the Syndication Agent and the Documentation Agent, in its capacity as such, shall have no obligations, duties or responsibilities under this Agreement but shall be entitled to all benefits of this Section 13.

13.2. Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Credit Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

13.3. Exculpatory Provisions. Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Credit Document (except for its or such Person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by the Borrower or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document or for any failure of the Borrower to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of the Borrower.

13.4. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

13.5. Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders, provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders (except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders or each of the Lenders, as applicable).

13.6. Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Borrower shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of the Borrower that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

13.7. Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective portions of the Loans held by such Lenders in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Loans shall have been paid in full, ratably in accordance with their respective portions of the Loans held by such Lenders in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing, provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence or willful misconduct. The agreements in this Section 13.7 shall survive the payment of the Loans and all other amounts payable hereunder.

13.8. Administrative Agent in its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower or any Guarantor as though the Administrative Agent were not the Administrative Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, the Administrative Agent shall have the same rights and powers under this

Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” shall include the Administrative Agent in its individual capacity.

13.9. Successor Agent. The Administrative Agent may resign as Administrative Agent upon 20 days’ prior written notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Credit Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be approved by the Borrower (which approval shall not be unreasonably withheld) so long as no Default or Event of Default is continuing, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Credit Documents.

13.10. Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If any Governmental Authority asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrower and without limiting the obligation of the Borrower to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.

SECTION 14. MISCELLANEOUS.

14.1. Amendments and Waivers.

(a) Without Consent Of The Lenders. The Borrower and the Administrative Agent may amend this Agreement without notice to or consent of any Lender:

(i) to cure any ambiguity, omission, defect or inconsistency;

(ii) to comply with Sections 10.10 and 10.11;

(iii) to add Guarantees with respect to the Loans or to secure the Loans;

(iv) to add to the covenants of the Borrower for the benefit of the Lenders or to surrender any right or power herein conferred upon the Borrower;

(v) to effect any provision of this Agreement (including to release any Guarantees in accordance with the terms of this Agreement);

(vi) to make any change that does not adversely affect the rights of any Lender;

(vii) to provide for the issuance of the Exchange Notes; or

(viii) to release the Guarantee of any Parent of the Borrower.

After an amendment under this Section 14.1(a) becomes effective, the Borrower shall mail to Lenders a notice briefly describing such amendment. The failure to give such notice to all Lenders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 14.1(a).

(b) With Consent of the Lenders. The Borrower and the Administrative Agent may amend this Agreement with the written consent of the Required Lenders. However, without the consent of each Lender of an outstanding Loan affected, an amendment may not:

(i) reduce the amount of Loans whose Lenders must consent to an amendment,

(ii) reduce the rate of or extend the time for payment of interest on any Loan,

(iii) reduce the principal of or change the Stated Maturity of any Loan (provided that amendments or waivers relating to the automatic extension on the Initial Maturity Date shall not be deemed to be a change in Stated Maturity of any Initial Loan),

(iv) make any Loan payable in any currency other than Dollars,

(v) make any change in Section 12.4 or 12.7 or the second sentence of this Section 14.1(b), or

(vi) expressly subordinate the Loans or any Guarantee to any other Indebtedness of the Borrower or any Guarantor.

It shall not be necessary for the consent of the Lenders under this Section 14.1(b) to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section 14.1(b) becomes effective, the Administrative Agent shall provide to the Lenders a notice briefly describing such amendment. The failure to give such notice to all Lenders entitled to receive such notice, or any defect therein, shall not impair or affect the validity of an amendment under this Section 14.1(b).

(c) Neither the Borrower or any Affiliate of the Borrower shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Lender for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Agreement or the Notes unless such consideration is offered to be paid to all Lenders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

(d) All Lenders holding Loans issued under this Agreement shall vote and consent together on all matters (as to which any such Loans may vote) as one class and no Lenders will have the right to vote or consent as a separate class on any matter.

14.2. Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile or electronic mail), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy or electronic mail notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth on Schedule 1.1(a) in the case of the other parties hereto, or to such other address as may be hereafter notified by the respective parties hereto:

The Initial Borrower:	Serafina Acquisition Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attention: Treasurer

Fax: +441.292.4720

with a copy to:

BC Partners Ltd.

43-45 Portman Square

W1H 6DA London

United Kingdom

Attention: Justin Bateman

Fax: +44.20.7009.4899

E-mail: justin.bateman@bcpartners.com

and

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

United States of America

Attention: Dennis D. Lamont, Esq.

Fax: +1.212.751.4864

E-mail: dennis.lamont@lw.com

and

The Borrower:	Intelsat (Bermuda), Ltd.

Wellesley House North, 2nd Floor

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Attention: General Counsel

Fax: +1.202.944.7440

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

United States of America

Attention: Dennis D. Lamont, Esq.

Fax: +1.212.751.4864

E-mail: dennis.lamont@lw.com

The Administrative Agent:	Credit Suisse, Cayman Islands Branch

One Madison Avenue, 2nd Floor

New York, New York 10010

United States of America

Attention: Loan Closers/Agency Group

Fax: (212) 538-9120

with a copy to:

Cahill Gordon & Reindel LLP

80 Pine Street

New York, NY 10005

United States of America

Attention: William J. Miller, Esq.

Fax: +1.212.378.2500

E-mail: wmiller@cahill.com

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6 and 2.9 shall not be effective until received.

14.3. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

14.4. Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

14.5. Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Agents for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees, disbursements and other charges of counsel to the Agents, (b) to pay or reimburse each Lender and Agent for all its reasonable and documented costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of counsel to each Lender and of counsel to the Agents, (c) to pay, indemnify, and hold harmless each Lender and Agent from, any and all recording and filing fees and (d) to pay, indemnify, and hold harmless each Lender and Agent and their respective directors, officers, employees, trustees, investment advisors and agents from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including reasonable and documented fees, disbursements and other charges of counsel, with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Credit Documents and any such other documents, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law or to any actual or alleged presence, release or threatened release of Hazardous Materials involving or attributable to the operations of the Borrower, any of its Subsidiaries or any of the Real Estate (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”), provided that the Borrower shall have no obligation hereunder to the Administrative Agent or any Lender nor any of their respective directors, officers, employees and agents with respect to Indemnified Liabilities to the extent attributable to (i) the gross negligence or willful misconduct of the party to be indemnified as determined in a final and non-appealable judgment by a court of competent jurisdiction or (ii) disputes among the Administrative Agent, the Lenders and/or their transferees. The agreements in this Section 14.5 shall survive repayment of the Loans and all other amounts payable hereunder.

14.6. Successors And Assigns; Participations And Assignments.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower or without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 14.6. Nothing in this

Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and to the Participants (to the extent provided in paragraph (c) of this Section 14.6) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) prior to the Initial Maturity Date, in the case of Loans, or prior to the Extended Maturity Date, in the case of Extended Term Loans (other than to certain Persons designated in writing by the Borrower to the Administrative Agent)) only with the consent of the Administrative Agent and the Borrower, which consent will not be unreasonably withheld; provided that (A) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender and (B) no consent of the Borrower shall be required during an Event of Default under Section 12.1(a), (b), (e) or (f);

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the amount of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1.0 million , and increments of $1.0 million in excess thereof, unless each of the Borrower and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed), provided that no such consent of the Borrower shall be required if an Event of Default under Section 12.1(a), (b), (e) or (f) has occurred and is continuing; provided, further, that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, provided that only one such fee shall be payable in the event of simultaneous assignments to or from two or more Approved Funds; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent (the “administrative questionnaire”).

For the purpose of this Section 14.6(b), the term “Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 14.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 5.4 and 14.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 14.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section 14.6.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans (the “Register”). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 14.6 and any written consent to such assignment required by paragraph (b) of this Section 14.6, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (each, a “Participant”) (other than to certain Persons designated in writing by the Borrower on or prior to July 3, 2007) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it), provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Loans (except as to certain customary issues). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 14.1 that affects such Participant. Subject to paragraph (c)(ii) of this Section 14.6, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.4 to the same extent as if it were a Lender (subject to the requirements of those Sections) and had acquired its interest by assignment pursuant to paragraph (b) of this Section 14.6. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 14.8(b) as though it were a Lender, provided such Participant agrees to be subject to Section 14.8(a) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (which consent shall not be unreasonably withheld).

(d) Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 14.6 shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In order to facilitate such pledge or assignment, the Borrower hereby agrees that, upon request of any Lender at any time and from time to time after the Borrower has made its initial borrowing hereunder, the Borrower shall provide to such Lender, at the Borrower’s own expense, a promissory note, substantially in the form of Exhibit E.

(e) Subject to Section 14.16, the Borrower authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning the Borrower and its Affiliates that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower and its Affiliates in connection with such Lender’s credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

(f) Each Lender hereby agrees that it shall not transfer, assign or participate any Loan to any Person other than a “Qualified Institutional Buyer” (as defined under Rule 144A of the Securities Act of 1933, as amended) or an “accredited investor” (as defined under Regulation D), or otherwise pursuant to a similar exemption under the Securities Act, and the Administrative Agent agrees that it will not facilitate any transfer other than in compliance with this sentence.

(g) Notwithstanding anything provided in this Section 14.6, assignees and participants may not include competitors of the Borrower identified in writing to the Administrative Agent prior the Closing Date (but which shall include Eutelsat Communications, SES Société Anonyme, and their respective affiliates).

14.7. Replacements of Lenders Under Certain Circumstances.

(a) The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.10, 2.11 or 5.4, (b) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken or (c) becomes a Defaulting Lender, with a replacement bank or other financial institution, provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) the Borrower shall repay (or the replacement bank or institution shall purchase, at par) all Loans and other amounts (other than an disputed amounts), pursuant to Section 2.10, 2.11 or 5.4, as the case may be, owing to such replaced Lender prior to the date of replacement, (iv) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 14.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein) and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 14.1(b) requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default (other than any Event of Default to be cured by such amendment, waiver, discharge or termination) then exists, the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans, and its Commitments hereunder to one or more assignees, reasonably acceptable to the Administrative Agent, provided that: (a) all Obligations of the Borrower owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. No action by or consent of the Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 14.6.

14.8. Adjustments; Set-Off.

(a) If any Lender (a “Benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Article 12, or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

14.9. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

14.10. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.11. Integration. This Agreement, the other Credit Documents and the Fee Letter represent the agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Borrower, the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents or the Fee Letter.

14.12. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

14.13. Submission to Jurisdiction; Consent to Service; Waivers.

(a) The Borrower hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower at its address set forth in Section 14.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 14.13 any special, exemplary, punitive or consequential damages.

(b) By the execution and delivery of this Agreement, the Borrower acknowledges that it has by separate written instrument, designated and appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (and any successor entity), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Credit Documents that may be instituted in any federal or state court in the State of New York.

(c) The Borrower, to the extent that it has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from setoff or any legal process (whether service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property or assets, hereby waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and the other Credit Documents (it being understood that the waivers contained in this paragraph (c) shall have the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976, as amended, and are intended to be irrevocable and not subject to withdrawal for the purposes of such Act).

14.14. Acknowledgments. The Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement or any of the other Credit Documents, and the relationship between Administrative Agent and Lenders, on one hand, and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower and the Lenders.

14.15. WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

14.16. Confidentiality. The Administrative Agent and each Lender shall hold all non-public information furnished by or on behalf of the Borrower in connection with such Lender’s evaluation of whether to become a Lender hereunder or obtained by such Lender or the Administrative Agent pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure as required or requested by any governmental agency or representative thereof or pursuant to legal process or to such Lender’s or the Administrative Agent’s attorneys, professional advisors or independent auditors or Affiliates, provided that unless specifically prohibited by applicable law or court order, each Lender and the Administrative Agent shall notify the Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information, and provided, further, that in no event shall any Lender or the Administrative Agent be obligated or required to return any materials furnished by Holdings, the Borrower or any Subsidiary of the Borrower. Each Lender and the Administrative Agent agrees that it will not provide to prospective Transferees or to prospective direct or indirect contractual counterparties in swap agreements to be entered into in connection with Loans made hereunder any of the Confidential Information unless such Person is advises of and agrees to be bound by the provisions of this Section 14.16.

14.17. [Reserved].

14.18. USA Patriot Act. Each Lender hereby notifies Holdings and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

14.19. Conversion Of Currencies.

(a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of the Borrower in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the Borrower contained in this Section 14.19 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

[SIGNATURE PAGE FOLLOWS]

SERAFINA ACQUISITION LIMITED, as Borrower

By:
Name:
Title:

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Administrative Agent and Lender

By:
Name:
Title:

By:
Name:
Title:

CREDIT SUISSE SECURITIES (USA) LLC, as Joint Lead Arranger and Joint Bookrunner

By:
Name:
Title:

BANC OF AMERICA BRIDGE LLC, as Syndication Agent and Lender

By:
Name:
Title:

BANC OF AMERICA SECURITIES LLC, as Joint Lead Arranger and Joint Bookrunner

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner

By:
Name:
Title:

MORGAN STANLEY BANK, as Lender

By:
Name:
Title: